Dreyfus
Global Absolute
Return Fund

ANNUAL REPORT October 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Global Absolute Return Fund, covering the period since the fund's inception of December 18, 2007, through October 31, 2008.

These are difficult times for international investors. A credit crunch that began in the United States in 2007 has developed into a full-blown global financial crisis, recently resulting in the failure of several major financial institutions. Meanwhile, the global economic slowdown has gathered momentum, depressing investor sentiment, consumer confidence and business investment around the world. These factors undermined equity returns in most regions, including formerly high-flying emerging markets.

The depth and duration of the economic downturn will depend on how quickly the global financial system can be stabilized. We believe that government efforts in the United States and Europe meet several critical requirements for addressing today's financial stresses, and we expect them to contribute to a more orderly deleveraging process. However, recuperation from the financial crisis is likely to take time. In the meantime, we encourage you to keep in touch with your financial advisor and maintain a long-term and disciplined perspective to investing. Indeed, we already are seeing some positive signs, including a likely peak in global inflationary pressures, attractive valuations among fundamentally sound companies and a large pool of worldwide financial liquidity that could be deployed gradually as the economic cycle turns.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
November 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 18, 2007, through October 31, 2008, as provided by Helen Potter, James Stavena and Vassilis Dagioglu, Portfolio Managers

Fund and Market Performance Overview

For the period between the fund's inception on December 18, 2007, and the end of its annual reporting period on October 31, 2008, Dreyfus Global Absolute Return Fund's Class A shares produced a total return of –14.00%, Class C shares produced a total return of –14.56%, Class I shares produced a total return of –13.76% and Class T shares produced a total return of –14.16%.[1] In comparison, the fund's benchmark, the Citibank 30-Day Treasury Bill Index produced a total return of 1.33% for the period December 31, 2007 through October 31, 2008.[2]

A credit crunch developed into a global financial crisis late in the reporting period, intensifying a worldwide economic slowdown and sparking a massive sell-off by equity investors. International bond markets, while volatile, generally fared better than equities. In currency markets, the U.S. dollar strengthened relative to the euro and yen. The fund's returns lagged its benchmark, primarily due to its overweighted allocations to global stocks, the U.K. pound and the euro.

The Fund's Investment Approach

The fund seeks total return through investments in securities and instruments that provide exposure to global stock, bond and currency markets, and in fixed-income securities. The strategy utilizes a proprietary, fundamentals-based quantitative model to construct and optimally integrate a diverse set of four alpha-generating signals: stock markets vs. bond markets within each country, country allocation among equity markets, country allocation among sovereign bond markets and currency allocation. Our quantitative investment approach is designed to identify and exploit these relative misvaluations across and within major developed capital markets such as the United States, Japan and Western Europe.

Deteriorating Global Economy Weighed on Markets

An ongoing credit crunch mushroomed into a global financial crisis late in the reporting period, forcing U.S. and international stock markets into steep declines as slumping housing prices, rising unemployment, dampened consumer spending and reduced business investment gave rise to fears of a potentially deep and prolonged global recession. Stocks declined sharply as the financial crisis worsened and a barrage of negative economic news discouraged investors. Even higher quality stocks were subject to broad selling pressure in an environment where valuations and fundamental strengths appeared largely disconnected from share prices.

In addition, previously skyrocketing commodities prices began to reverse course over the summer of 2008, relieving some pressure on cash-strapped consumers and businesses, but damaging resource-oriented economies. In global bond markets, lower-rated sovereign and corporate bonds suffered as risk-averse investors fled to the traditional safe havens of high-quality bonds in developed markets. Currency markets also experienced a "flight to quality" as nervous global investors flocked to the U.S. dollar, driving its value higher.

Stocks and European Currencies Dampened Returns

The fund's relatively heavy exposure to global stock markets was the most significant driver of its underperformance during the reporting period. Although our determination early in the reporting period that global stocks were undervalued may have been correct, deteriorating investor sentiment triggered further declines in valuations. Overweighted positions in the U.K. pound and the euro also hampered the fund's results, as these countries' previously high short-term interest rates were reduced by their central banks in efforts to stimulate lending and jumpstart their economies. This development contributed to broad selling pressure on both currencies, as investors flocked to the U.S. dollar, which historically has been considered a safer investment.

Other investment decisions produced positive results despite the poor market environment. Conviction in our belief that skyrocketing commodity-related stocks would reverse course benefited the fund through an underweighted allocation to the currencies of commodities producers

such as Australia, Canada and Norway, which dropped precipitously midway through the reporting period. In addition, unattractively low short-term interest rates weighed on the Canadian dollar.

Relatively high exposures to U.K. and French stocks also delivered positive contributions to the fund's relative performance, as both countries' stock markets posted gains during the second half of the reporting period. In addition, European (ex-the United Kingdom) bond prices advanced by the middle of the reporting period, bolstering the fund's relative results.

Positioned for New Opportunities

Although economic conditions worldwide appeared bleaker at the end of the reporting period than at the beginning, we have focused on three potential investment opportunities. First, recently sharp declines in equity markets have driven high-quality stocks to historically low prices. Because we focus on company fundamentals and hold a long-term view of investing, we believe the fund's overweighted exposure to such companies position it well for an eventual market recovery. Second, large variances in stock market valuations worldwide have enabled us to position the fund to potentially benefit from these valuations. Likewise, variations in the bond markets of different regions also have expanded over the last few months, due in large part to the credit crisis, and we have made investments that we believe may benefit as those differences narrow toward historical norms.

November 17, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards, and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A or Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through March 1, 2010, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: CITIGROUP – Citigroup 30-Day Treasury Bill Index is a market value-weighted index of public obligations of the U.S. Treasury with maturities of 30 days.*

FUND PERFORMANCE



Dreyfus Global Absolute Return Fund (Class A shares) ——
Dreyfus Global Absolute Return Fund (Class C shares) ......
Dreyfus Global Absolute Return Fund (Class I shares) ——
Dreyfus Global Absolute Return Fund (Class T shares) ----
Citibank 30-Day Treasury Bill Index†

$10,133
$8,624
$8,459
$8,197
$8,107

Comparison of change in value of $10,000 investment in Dreyfus Global Absolute Return Fund Class A shares, Class C shares, Class I shares and Class T shares and the Citibank 30-Day Treasury Bill Index

† *Source: Bloomberg L.P.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Class A, Class C, Class I and Class T shares of Dreyfus Global Absolute Return Fund on 12/18/07 (inception date) to a $10,000 investment made in the Citibank 30-Day Treasury Bill Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. For comparative purposes, the value of the Index on 12/31/07 is used as the beginning value on 12/18/07.
The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A shares and Class T shares, the applicable contingent deferred sales charge on Class C shares and all other applicable fees and expenses on all classes. The Index is a market value-weighted index of public obligations of the U.S. Treasury with maturities of 30 days. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Actual Aggregate Total Return *as of 10/31/08*

	Inception Date	From Inception
Class A shares		
with maximum sales charge (5.75%)	**12/18/07**	**(18.93)%**
without sales charge	**12/18/07**	**(14.00)%**
Class C shares		
with applicable redemption charge †	**12/18/07**	**(15.41)%**
without redemption	**12/18/07**	**(14.56)%**
Class I shares	**12/18/07**	**(13.76)%**
Class T shares		
with applicable sales charge (4.5%)	**12/18/07**	**(18.03)%**
without sales charge	**12/18/07**	**(14.16)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Global Absolute Return Fund from May 1, 2008 to October 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 3.89	$ 7.81	$ 4.84	$ 4.60
Ending value (after expenses)	$887.70	$884.10	$888.70	$886.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 4.17	$ 8.36	$ 5.18	$ 4.93
Ending value (after expenses)	$1,021.01	$1,016.84	$1,020.01	$1,020.26

† *Expenses are equal to the fund's annualized expense ratio of .82% for Class A, 1.65% for Class C, 1.02% for Class I and .97% for Class T, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Short-Term Investments—85.0%	Principal Amount ($)	Value ($)
Commercial Paper—11.4%		
Bank of Scotland		
5.00%, 11/7/08	300,000	299,750
BNP Paribas Finance Inc.		
2.73%, 12/9/08	300,000	299,135
CBA (Delaware) Finance Inc.		
2.72%, 11/21/08	300,000	299,547
Nordea North America Inc.		
2.62%, 12/8/08	250,000	249,327
		1,147,759
U.S. Government Agencies—39.0%		
Federal Home Loan Banks, Notes,		
2.39%, 11/7/08	1,550,000	1,549,383
Federal Home Loan Mortgage Corp.,		
Notes, 2.43%, 11/4/08	1,200,000 [a]	1,199,757
Federal National Mortgage		
Association, Notes, 2.48%, 11/6/08	1,200,000 [a]	1,199,587
		3,948,727
U.S. Treasury Bills—34.6%		
0.26%, 12/18/08	950,000 [b]	949,497
1.60%, 12/4/08	1,550,000	1,549,612
1.79%, 11/13/08	1,000,000	999,972
		3,499,081
Total Short-Term Investments		
(cost $8,593,285)		**8,595,567**

Options—2.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10-Year Notes		
November 2008 @ 105		
(cost $281,472)	2,700,000	**218,531**

Other Investment—13.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,322,000)	1,322,000 c	**1,322,000**
Total Investments (cost $10,196,757)	**100.2%**	**10,136,098**
Liabilities, Less Cash and Receivables	**(.2%)**	**(23,885)**
Net Assets	**100.0%**	**10,112,213**

a *On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator. As such, the FHFA will oversee the continuing affairs of the companies.*

b *All or partially held by a broker as collateral for open financial futures positions.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
		Options	2.1
Short-Term/ Money Market Investments	98.1		**100.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2008 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	18	2,035,406	December 2008	(10,117)
FTSE 100 Index	38	2,688,323	December 2008	(223,326)
CAC 40 10 Euro	24	1,055,883	November 2008	50,291
Financial Futures Short				
10 Year Euro-Bond	19	(2,793,104)	December 2008	(11,841)
British Long Gilt	5	(899,081)	December 2008	6,140
DAX Index	2	(321,135)	December 2008	(9,517)
Japanese 10 Year Bond	30	4,201,220	December 2008	(26,414)
S & P 500 E-mini	4	(193,460)	December 2008	45,276
TOPIX Index	7	(607,829)	December 2008	39,242
				(140,266)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2008

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	8,874,757	8,814,098
Affiliated issuers	1,322,000	1,322,000
Cash		28,360
Unrealized appreciation on forward currency exchange contracts—Note 4		476,803
Receivable for investment securities sold		211,348
Receivable for futures variation margin—Note 4		152,320
Receivable for shares of Capital Stock subscribed		5,015
Dividends and interest receivable		1,951
Prepaid expenses		128,654
Due from The Dreyfus Corporation and affiliates—Note 3(c)		22,791
		11,163,340
Liabilities ($):		
Unrealized depreciation on forward currency exchange contracts—Note 4		523,437
Payable for investment securities purchased		483,138
Accrued expenses		44,552
		1,051,127
Net Assets ($)		**10,112,213**
Composition of Net Assets ($):		
Paid-in capital		11,547,820
Accumulated undistributed investment income—net		164,191
Accumulated net realized gain (loss) on investments		(1,352,239)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions [including ($140,266) net unrealized (depreciation) on financial futures]		(247,559)
Net Assets ($)		**10,112,213**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	4,630,199	997,112	3,851,428	633,474
Shares Outstanding	430,724	93,358	357,305	59,029
Net Asset Value Per Share ($)	**10.75**	**10.68**	**10.78**	**10.73**

See notes to financial statements.

STATEMENT OF OPERATIONS

From December 18, 2007 (commencement of operations) to October 31, 2008

Investment Income ($):	
Income:	
Interest	154,234
Dividends;	
Affiliated issuers	38,584
Total Income	**192,818**
Expenses:	
Management fee–Note 3(a)	84,397
Auditing fees	47,627
Registration fees	24,024
Shareholder servicing costs–Note 3(c)	14,087
Custodian fees–Note 3(c)	9,958
Distribution fees–Note 3(b)	6,275
Prospectus and shareholders' reports	5,524
Directors' fees and expenses–Note 3(d)	563
Legal fees	333
Loan commitment fees–Note 2	2
Miscellaneous	49,655
Total Expenses	**242,445**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(127,135)
Less–reduction in fees due to earnings credits–Note 1(c)	(1,456)
Net Expenses	**113,854**
Investment Income–Net	**78,964**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	83,023
Net realized gain (loss) on options transactions	24,409
Net realized gain (loss) on financial futures	(663,697)
Net realized gain (loss) on forward currency exchange contracts	(712,642)
Net Realized Gain (Loss)	**(1,268,907)**
Net unrealized appreciation (depreciation) on investments, options transactions and foreign currency transactions [including ($140,266) net unrealized depreciation on financial futures]	(247,559)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,516,466)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,437,502)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From December 18, 2007 (commencement of operations) to October 31, 2008

Operations ($):	
Investment income–net	78,964
Net realized gain (loss) on investments	(1,268,907)
Net unrealized appreciation (depreciation) on investments	(247,559)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,437,502)**
Capital Stock Transactions ($):	
Net proceeds from shares sold:	
Class A Shares	5,364,489
Class C Shares	1,144,813
Class I Shares	4,606,499
Class T Shares	734,620
Cost of shares redeemed:	
Class A Shares	(9,726)
Class C Shares	(15,000)
Class I Shares	(275,980)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**11,549,715**
Total Increase (Decrease) in Net Assets	**10,112,213**
Net Assets ($):	
Beginning of Period	–
End of Period	**10,112,213**
Undistributed investment income–net	164,191
Capital Share Transactions (Shares):	
Class A	
Shares sold	431,580
Shares redeemed	(856)
Net Increase (Decrease) in Shares Outstanding	**430,724**
Class C	
Shares sold	94,769
Shares redeemed	(1,411)
Net Increase (Decrease) in Shares Outstanding	**93,358**
Class I	
Shares sold	382,830
Shares redeemed	(25,525)
Net Increase (Decrease) in Shares Outstanding	**357,305**
Class T	
Shares sold	**59,029**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the period from December 18, 2007 (commencement of operations) to October 31, 2008. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class C Shares	Class I Shares	Class T Shares
Per Share Data ($):				
Net asset value, beginning of period	12.50	12.50	12.50	12.50
Investment Operations:				
Investment income−net[a]	.12	.03	.09	.10
Net realized and unrealized gain (loss) on investments	(1.87)	(1.85)	(1.81)	(1.87)
Total from Investment Operations	(1.75)	(1.82)	(1.72)	(1.77)
Net asset value, end of period	10.75	10.68	10.78	10.73
Total Return (%)[b]	(14.00)[c]	(14.56)[c]	(13.76)	(14.16)[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets[d]	3.04	4.00	3.12	3.27
Ratio of net expenses to average net asset[d]	1.48	2.23	1.23	1.69
Ratio of net investment income to average net assets[d]	1.14	.35	1.03	.94
Portfolio Turnover Rate	–	–	–	–
Net Assets, end of period ($ x 1,000)	4,630	997	3,851	633

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Exclusive of sales charge.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Global Absolute Return Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund, which commenced operations on December 18, 2007. The fund's investment objective seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. Mellon Capital Management Corporation ("MCM"), a subsidiary of BNY Mellon, serves as the fund's sub-investment adviser.

At a meeting of the fund's Board of Directors held on July 15, 2008, the Board approved, effective December 1, 2008, a proposal to change the name of the fund from "Dreyfus Premier Global Absolute Return Fund" to "Dreyfus Global Absolute Return Fund".

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 400 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 392,000 of the outstanding Class A shares and 56,000 each of the outstanding Class C, Class I and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

Investments in debt securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended October 31, 2008.

As of and during the period ended October 31, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

The tax year for the period ended October 31, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

At October 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $164,191, accumulated capital losses $1,426,727 and unrealized depreciation $173,071.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2008. If not applied the carryover expires in fiscal 2016.

During the period ended October 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses, the fund increased accumulated undistributed investment income-net by $85,227, decreased accumulated net realized gain (loss) on investments by $83,332 and decreased paid-in capital by $1,895. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to October 15, 2008, the fund participated with other Dreyfus-managed funds in a $350 million redemption credit facility. Effective October 15, 2008, the fund participates with other Dreyfus-managed funds in a $145 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2008, the fund did not borrow under either Facility.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.10% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has agreed, to waive receipt of its fees and/or assume the expenses of the fund, until March 1, 2010, so that the expenses of none of the classes, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest on borrowings, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the average daily net assets of their class. The expense reimbursement, pursuant to the undertaking, amounted to $127,135 during the period ended October 31, 2008.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and MCM, Dreyfus pays MCM an annual fee of .65% of the value of the fund's average daily net assets, payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% and .25% of the value of their respective average daily net assets. During the period ended October 31, 2008, Class C and Class T shares were charged $4,799 and $1,476, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2008, Class A, Class C and Class T shares were charged $10,310, $1,600 and $1,476, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2008, the fund was charged $608 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended October 31, 2008, the fund was charged $26 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2008, the fund was charged $9,958 pursuant to the custody agreement.

During the period ended October 31, 2008, the fund was charged $6,203 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: an expense reimbursement of $37,506, which is offset by management fees $9,556, Rule 12b-1 distribution plan fees $754, shareholder services plan fees $1,323, custodian fees $1,033, chief compliance officer fees $1,973 and transfer agency per account fees $76.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

During the period ended October 31, 2008, there were no purchases and sales of investment securities, excluding short-term securities, financial futures, options transactions and forward currency exchange contracts.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At October 31, 2008, there were no call options written.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At October 31, 2008, there were no put options written.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, Expiring 12/17/2008	132,623	231,938	212,851	(19,087)
British Pound, Expiring 12/17/2008	357,789	622,639	574,227	(48,412)
British Pound, Expiring 12/17/2008	413,693	722,126	663,949	(58,177)
Canadian Dollar, Expiring 12/17/2008	590,750	564,944	490,100	(74,844)
Canadian Dollar, Expiring 12/17/2008	37,710	36,567	31,285	(5,281)
Canadian Dollar, Expiring 12/17/2008	90,000	72,831	74,666	1,835
Euro Expiring 12/17/2008	189,984	266,901	241,813	(25,088)
Euro Expiring 12/17/2008	348,045	491,373	442,995	(48,379)
Euro Expiring 12/17/2008	1,010,117	1,443,962	1,285,685	(158,277)
Swiss Franc, Expiring 12/17/2008	129,205	118,157	111,503	(6,655)
Swiss Franc, Expiring 12/17/2008	213,120	188,972	183,920	(5,051)
Swiss Franc, Expiring 12/17/2008	769,600	677,881	664,157	(13,724)
Swiss Franc, Expiring 12/17/2008	66,880	59,318	57,717	(1,601)
Swiss Franc, Expiring 12/17/2008	101,908	90,689	87,946	(2,744)
Swiss Franc, Expiring 12/17/2008	596,092	533,232	514,421	(18,811)
Swiss Franc, Expiring 12/17/2008	190,200	163,741	164,141	400
Swiss Franc, Expiring 12/17/2008	57,000	50,627	49,190	(1,436)
Swiss Franc, Expiring 12/17/2008	189,000	163,437	163,105	(332)
Japanese Yen, Expiring 12/17/2008	7,403,922	74,420	75,323	903

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Japanese Yen, Expiring 12/17/2008	43,271,950	437,444	440,221	2,777
Japanese Yen, Expiring 12/17/2008	3,016,400	29,535	30,687	1,152
Japanese Yen, Expiring 12/17/2008	30,099,240	323,585	306,210	(17,375)
Japanese Yen, Expiring 12/17/2008	9,771,860	105,098	99,413	(5,685)
Sales:		**Proceeds ($)**		
Australian Dollar, Expiring 12/17/2008	1,057,041	828,403	699,366	129,037
Australian Dollar, Expiring 12/17/2008	305,620	257,485	202,206	55,278
Australian Dollar, Expiring 12/17/2008	5,180	4,329	3,427	902
Australian Dollar, Expiring 12/17/2008	59,200	49,204	39,168	10,036
Australian Dollar, Expiring 12/17/2008	167,000	129,575	110,492	19,084
Australian Dollar, Expiring 12/17/2008	121,200	81,594	80,189	1,405
Australian Dollar, Expiring 12/17/2008	30,300	21,219	20,047	1,172
Australian Dollar, Expiring 12/17/2008	35,552	24,250	23,522	728
Australian Dollar, Expiring 12/17/2008	14,948	10,060	9,890	170
Australian Dollar, Expiring 12/17/2008	46,400	33,205	30,699	2,505
Australian Dollar, Expiring 12/17/2008	81,200	56,457	53,724	2,733
British Pounds, Expiring 12/17/2008	97,200	156,161	155,999	162
British Pounds, Expiring 12/17/2008	224,591	349,374	360,453	(11,080)
Canadian Dollar, Expiring 12/17/2008	1,140,180	1,066,985	945,920	121,064
Canadian Dollar, Expiring 12/17/2008	110,000	97,250	91,259	5,992
Euro, Expiring 12/17/2008	96,000	135,025	122,190	12,835
Euro, Expiring 12/17/2008	329,000	474,866	418,754	56,112

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales (continued):				
Euro, Expiring 12/17/2008	386,008	522,307	491,314	30,993
Euro, Expiring 12/17/2008	49,053	61,037	62,435	(1,398)
Euro, Expiring 12/17/2008	331,450	427,767	421,872	5,894
Swiss Franc, Expiring 12/17/2008	56,526	50,255	48,781	1,473
Swiss Franc, Expiring 12/17/2008	273,306	248,021	235,860	12,161
Total				**(46,634)**

At October 31, 2008, the cost of investments for federal income tax purposes was \$10,196,757; accordingly, accumulated net unrealized depreciation on investments was \$60,659, consisting of \$2,465 gross unrealized appreciation and \$63,124 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective on or about February 4, 2009 (the "Effective Date"), the fund will issue to each holder of its Class T shares, in exchange for said shares, Class A shares of the fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Class T shares. Thereafter, the fund will no longer offer Class T shares.

Effective on or about December 3, 2008, no investments for new accounts were permitted in Class T of the fund, except that participants in certain group retirement plans were able to open a new account in Class T of the fund, provided that the fund was established as an investment option under the plans before December 3, 2008. After the Effective Date, subsequent investments in the fund's Class A shares made by holders of the fund's Class T shares who received Class A shares of the fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Global Absolute Return Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Global Absolute Return Fund (one of the series comprising Advantage Funds, Inc.) as of October 31, 2008, and the related statements of operations and changes in net assets and financial highlights for the period from December 18, 2007 (commencement of operations) to October 31, 2008. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2008 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Global Absolute Return Fund at October 31, 2008, and the results of its operations, the changes in its net assets and the financial highlights for the period from December 18, 2007 to October 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 23, 2008

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (65)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 167

————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

————————

David P. Feldman (69)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

———————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

———————

Gloria Messinger (79)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

————————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETA-DC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 50

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. She is 53 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (78 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 74 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Global Absolute
Return Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Capital
Management Corporation
50 Fremont Street, Suite 3900
San Francisco, CA 94105

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DGPAX	Class C: DGPCX	Class I: DGPIX
	Class T: DGPTX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

6213AR1008

Dreyfus
Total Return
Advantage Fund

ANNUAL REPORT October 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Total Return Advantage Fund, covering the 12-month period from November 1, 2007, through October 31, 2008.

These are difficult times for fixed-income investors. A credit crunch that began in 2007 has developed into a full-blown global financial crisis, recently resulting in the failure of several major financial institutions and prompting a massive government rescue effort. The U.S. economic slowdown also has gathered momentum, depressing investor sentiment and consumer confidence. These factors undermined returns in the bond market's higher-yielding sectors, including high yield corporate and municipal securities, and even the traditional safe haven of U.S. government securities has encountered heightened yield volatility.

The depth and duration of the economic downturn will depend on how quickly the financial system can be stabilized. We believe that the Temporary Guarantee Program for Money Market Funds and the $700 billion rescue package intended to promote greater liquidity in the financial markets meet several critical requirements for addressing today's financial stresses, and we expect these measures to contribute to a more orderly deleveraging process. However, recuperation from the financial crisis is likely to take time. In the meantime, we encourage you to keep in touch with your financial advisor and maintain a long-term and disciplined perspective to investing. Indeed, we already are seeing some positive signs, including a likely peak in global inflationary pressures, a bottoming of the U.S. dollar and a large pool of worldwide financial liquidity that could be deployed gradually to riskier assets as the economic cycle turns.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
November 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through October 31, 2008, as provided by David Kwan and Lowell Bennett, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended October 31, 2008, Dreyfus Total Return Advantage Fund's Class A shares achieved a total return of 0.21%, Class C shares returned −0.55% and Class I shares returned 0.54%.[1] In comparison, the fund's benchmark, the Barclays Capital U.S. Aggregate Index (the "Index"), produced a total return of 0.30% for the same period.[2]

Bond and currency markets proved highly volatile as a global financial crisis culminated in the near collapse of the global banking system in September 2008. The fund produced returns that were roughly in line with its benchmark, as success in our core bond strategy was offset by lagging results in our currency strategy.

The Fund's Investment Approach

The fund seeks to maximize total return from capital appreciation and income. To pursue its goal, the fund normally invests primarily in securities and other instruments that provide exposure to fixed income and currency markets.

To focus the fund's investments on the U.S. fixed income market, we employ an active core bond strategy, in which four proprietary quantitative models are run and implemented independently of one another. We overlay the active core bond strategy with a separate global bond strategy, setting the fund's exposures to the world's major bond markets according to our view of their relative valuations. Finally, we employ an active currency strategy in which we evaluate and establish exposure to various currencies based on relative valuations as determined by real interest rates and purchasing power parity.

The fund typically will invest in bonds rated investment grade or the unrated equivalent, but we may invest up to 30% of the fund's assets in securities rated below investment grade at the time of purchase. The average effective maturity of the fund's portfolio typically will range between three and 10 years. Although the fund's investment will be focused among the major developed capital markets of the world, the fund may invest up to 30% of its assets in emerging markets.

Global Financial Crisis Sparked Broad Market Declines

A credit crunch developed into a global financial crisis later in the reporting period, nearly leading to the collapse of the global banking system. Intervention by government authorities pumped billions of dollars of liquidity into the system, helping to begin to thaw frozen credit markets by the reporting period's end. These efforts included the passage of the controversial Troubled Asset Relief Program by the U.S. Congress and a coordinated reduction of short-term interest rates by central banks.

Meanwhile, slumping housing markets, rising unemployment and plummeting consumer confidence gave rise to fears regarding a potentially deep and prolonged recession in the United States and overseas. Many commodity prices that had soared over the reporting period's first half plunged over the second half when global demand abated for energy and construction materials.

As market conditions worsened, highly leveraged institutional investors were forced to sell their more liquid investments to raise cash for margin calls. Selling pressure intensified even among fundamentally sound securities, leading to broadly lower prices for corporate bonds, asset-backed securities, mortgage-backed securities and the sovereign debt of developing nations. U.S. Treasury securities fared better as newly risk-averse investors flocked to the relatively safe haven provided by U.S. government securities. Meanwhile, after slumping for much of the reporting period, the U.S. dollar rallied late in the reporting period as investors engaged in a "flight to quality" during the financial crisis.

Core Strategy Success Offset by Lagging Currency Strategy

As the financial crisis intensified, treasury yields moved, at times dramatically, ending the year lower, especially on the short end of the yield curve. The fund's core bond strategy benefited from this movement, as our term structure model successfully positioned the fund in the more advantageous segments of the yield curve. In addition, an emphasis on quality, including U.S. government related securities and highly rated bonds in other sectors, supported relative performance. The fund's global bond strategy produced returns that generally were in line with industry averages, with above-average returns from the U.S. markets offset by lagging results in Japan and other overseas markets.

In the fund's currency strategy, unfortunate timing in allocations to the U.S. dollar was the major factor that undermined performance. An over-weighted position hurt results early in the reporting period as the dollar's value declined, and an underweighted position later in the reporting period fared poorly when the currency rallied. An overweighted position in the euro also detracted from performance later in the reporting period.

Finding Opportunities in Distressed Markets

Recent government intervention in the financial crisis has given us greater confidence in global credit and currency markets. Our core strategy has continued to focus on higher-quality bonds, but we may begin to take advantage of historically low valuations toward the lower end of the investment-grade range. Due to a steep U.S. yield curve, we have continued to favor U.S. bonds over Japanese bonds in our global bond strategy, and our currency strategy has de-emphasized the U.S. dollar and the euro in favor of the Swedish krona and Swiss franc.

November 17, 2008

Foreign bonds are subject to special risks including exposure to currency fluctuations, changing political and economic conditions, and potentially less liquidity.
Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through March 1, 2010, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Barclays Capital U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Total Return Advantage Fund Class A shares, Class C shares and Class I shares and the Barclays Capital U.S. Aggregate Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class C and Class I shares of Dreyfus Total Return Advantage Fund on 3/15/06 (inception date) to a $10,000 investment made in the Barclays Capital U.S. Aggregate Index (the "Index") on that date. For comparative purposes, the value of the Index on 2/28/06 is used as the beginning value on 3/15/06. All dividends and capital gain distributions are reinvested.

The fund invests primarily in fixed-income securities and instruments that provide investment exposure to fixed-income markets. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/08*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (4.5%)	**3/15/06**	**(4.27)%**	**1.11%**
without sales charge	**3/15/06**	**0.21%**	**2.90%**
Class C shares			
with applicable redemption charge †	**3/15/06**	**(1.51)%**	**2.11%**
without redemption	**3/15/06**	**(0.55)%**	**2.11%**
Class I shares	**3/15/06**	**0.54%**	**3.16%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Total Return Advantage Fund from May 1, 2008 to October 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2008

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 4.45	$ 8.14	$ 3.21
Ending value (after expenses)	$965.40	$961.50	$966.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2008

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 4.57	$ 8.36	$ 3.30
Ending value (after expenses)	$1,020.61	$1,016.84	$1,021.87

† *Expenses are equal to the fund's annualized expense ratio of .90% for Class A, 1.65% for Class C and .65% for Class I, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Bonds and Notes—83.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense—.1%				
Northrop Grumman, Gtd. Notes	7.13	2/15/11	20,000	**20,185**
Agriculture—.1%				
UST, Sr. Unscd. Notes	6.63	7/15/12	25,000	**22,462**
Asset-Backed Ctfs./ Auto Receivables—2.7%				
Americredit Automobile Receivables Trust, Ser. 2007-CM, Cl. A4A	5.55	4/7/14	50,000	41,873
Americredit Automobile Receivables Trust, Ser. 2007-DF, Cl. A4A	5.56	6/6/14	65,000	57,161
Chase Manhattan Auto Owner Trust, Ser. 2006-B, Cl. A4	5.11	4/15/14	100,000	97,696
Honda Auto Receivables Owner Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	126,069	125,936
Honda Auto Receivables Owner Trust, Ser. 2006-2, Cl. A4	5.28	1/23/12	100,000	97,705
Nissan Auto Receivables Owner Trust, Ser. 2006-A, Cl. A4	4.77	7/15/11	50,000	49,356
				469,727
Asset-Backed Ctfs./Credit Cards—1.5%				
Capital One Multi-Asset Execution Trust, Ser. 2006-A10, Cl. A10	5.15	6/16/14	80,000	73,671
Chase Issuance Trust, Ser. 2005-A10, Cl. A10	4.65	12/17/12	100,000	94,220
Citibank Credit Card Master Trust I, Ser. 1999-2 Cl. A	5.88	3/10/11	100,000	99,624
				267,515
Asset-Backed Ctfs./ Home Equity Loans—.9%				
MASTR Asset-Backed Securities Trust, Ser. 2005-AB1, Cl. A2	5.05	11/25/35	26,970 [a]	26,817
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. AF3	4.50	8/25/35	52,232 [a]	51,684
Residential Asset Mortgage Products, Ser. 2003-RZ4, Cl. A7	4.79	6/25/33	84,019 [a]	80,998
				159,499

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks−4.3%				
Bank of Tokyo-Mitsubishi, Sr. Sub. Notes	8.40	4/15/10	15,000	14,884
Bank One, Sub. Notes	7.88	8/1/10	100,000	102,401
BSCH Issuances, Bank Gtd. Notes	7.63	9/14/10	50,000	47,170
Comerica Bank, Sub. Notes	5.75	11/21/16	15,000	9,952
Deutsche Bank AG London, Sr. Unscd. Notes	5.38	10/12/12	50,000	48,100
Deutsche Bank London, Sr. Unscd. Notes	6.00	9/1/17	10,000	8,890
Fifth Third Bancorp, Sr. Unscd. Notes	6.25	5/1/13	30,000	26,054
HSBC Holdings, Sr. Sub. Notes	5.25	12/12/12	50,000	46,388
Key Bank, Sub. Notes	7.00	2/1/11	50,000	46,521
Marshall & Ilsley, Sr. Unscd. Notes	4.38	8/1/09	75,000	67,579
National Westminster Bank, Sub. Notes	7.38	10/1/09	50,000	48,283
PNC Funding, Bank Gtd. Notes	5.63	2/1/17	15,000	12,721
Prudential Financial, Sr. Unscd. Notes, Ser. B	5.10	9/20/14	20,000	15,149
Regions Financial, Sub. Notes	6.38	5/15/12	25,000	21,548
Royal Bank of Canada, Notes	3.88	5/4/09	100,000	100,200
US Bancorp, Sr. Unscd. Notes, Ser. P	4.50	7/29/10	10,000	9,790
Wachovia, Sub. Notes	5.63	10/15/16	25,000	19,577
Wells Fargo & Co., Sr. Unscd. Notes	4.20	1/15/10	50,000	49,275
Wells Fargo & Co., Sr. Unscd. Notes	5.25	10/23/12	20,000	19,155

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Wells Fargo & Co., Sr. Unscd. Notes	5.30	8/26/11	30,000	29,719
Wells Fargo & Co., Sr. Unscd. Notes	5.63	12/11/17	5,000	4,419
				747,775
Chemicals–.1%				
Lubrizol, Gtd. Notes	4.63	10/1/09	15,000	**14,453**
Commercial Mortgage Pass-Through Ctfs.–3.9%				
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	100,000 [a]	80,024
GMAC Commercial Mortgage Securities, Ser. 2001-C2, Cl. A1	6.25	4/15/34	4,478	4,460
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	102,000 [a]	80,688
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A3	4.96	8/15/42	75,000	64,932
Merrill Lynch Countrywide Commercial Mortgage Trust, Ser. 2007-5, Cl. A3	5.36	8/12/48	100,000	75,951
Merrill Lynch/Countrywide Commercial Mortgage, Ser. 2006-2, Cl. A4	5.91	6/12/46	100,000 [a]	80,368
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A3	5.19	10/12/52	110,000 [a]	92,950
Morgan Stanley Capital I, Ser. 2006-HQ8, Cl. AJ	5.47	3/12/44	65,000 [a]	40,419
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A1	4.18	3/12/35	104,508	94,234
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	58,447	56,270
				670,296
Consumer Discretionary–.3%				
Clorox, Sr. Unscd. Notes	4.20	1/15/10	15,000	14,401

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Discretionary (continued)				
Fortune Brands, Sr. Unscd. Notes	5.13	1/15/11	15,000	13,878
Xerox, Gtd. Notes	7.13	6/15/10	25,000	22,545
				50,824
Diversified Financial Services−7.2%				
Allstate Life Global Funding Trusts, Sr. Scd. Notes, Ser. 04-1	4.50	5/29/09	100,000	99,456
Ameriprise Financial, Sr. Unscd. Notes	5.65	11/15/15	15,000	11,457
Bear Stearns, Sr. Unscd. Notes	4.50	10/28/10	10,000	9,725
Bear Stearns, Sr. Unscd. Notes	6.40	10/2/17	10,000	8,903
Blackrock, Sr. Unsub. Notes	6.25	9/15/17	10,000	8,750
CIT Group, Sr. Unscd. Notes	3.38	4/1/09	50,000	45,439
Citigroup, Sr. Unscd. Notes	2.95	6/9/09	50,000 [a]	48,399
Citigroup, Sub. Notes	5.00	9/15/14	30,000	23,742
Citigroup, Sr. Unscd. Notes	5.13	5/5/14	50,000	42,745
Citigroup, Sr. Unscd. Notes	6.50	1/18/11	20,000	19,478
Countrywide Home Loans, Gtd. Notes	4.13	9/15/09	25,000	23,980
Credit Suisse First Boston USA, Gtd. Notes	2.94	12/9/08	50,000 [a]	49,763
Credit Suisse First Boston USA, Gtd. Notes	4.13	1/15/10	50,000	48,826
Credit Suisse First Boston USA, Unscd. Notes	4.88	8/15/10	50,000	48,539
Credit Suisse USA, Gtd. Notes	6.13	11/15/11	10,000	9,567

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
General Electric Capital, Sr. Unscd. Notes, Ser. A	5.45	1/15/13	100,000	92,506
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.00	6/15/12	100,000	95,681
Goldman Sachs Group, Sr. Unscd. Notes	5.70	9/1/12	100,000	89,871
Goldman Sachs Group, Sr. Unscd. Notes	6.88	1/15/11	30,000	29,264
Household Finance, Sr. Unscd. Notes	4.13	11/16/09	100,000	96,038
Household Finance, Sr. Unscd. Notes	8.00	7/15/10	10,000	9,734
International Lease Finance, Sr. Unscd. Notes	5.75	6/15/11	50,000	34,279
JPMorgan Chase & Co., Sr. Unscd. Notes	4.72	1/17/11	100,000 [a]	98,969
JPMorgan Chase & Co., Sr. Unscd. Notes	6.00	1/15/18	10,000	8,986
Lehman Brothers Holdings, Jr. Sub. Notes	6.50	7/19/17	20,000 [b]	75
MBNA, Sr. Unscd. Notes	5.00	6/15/15	50,000	38,661
Merrill Lynch & Co., Sr. Unscd. Notes, Ser. C	4.25	2/8/10	50,000	46,739
Merrill Lynch & Co., Sr. Unscd. Notes	6.40	8/28/17	20,000	16,926
Morgan Stanley, Sub. Notes	4.75	4/1/14	25,000	17,801
Morgan Stanley, Sr. Unscd. Notes	6.75	4/15/11	50,000	46,681
Western Union, Sr. Unscd. Bonds	5.40	11/17/11	30,000	29,195
				1,250,175
Diversified Metals & Mining—.2%				
Alcoa, Sr. Unscd. Notes	7.38	8/1/10	25,000	**23,940**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities−1.8%				
Con Edison NY,				
Sr. Unscd. Notes, Ser. 05-C	5.38	12/15/15	35,000	30,677
Duke Energy,				
Sr. Unscd. Notes	6.25	1/15/12	50,000	49,719
NSTAR,				
Unscd. Notes	8.00	2/15/10	50,000	51,065
SCANA,				
Sr. Unscd. Notes	6.88	5/15/11	50,000	50,035
Scottish Power,				
Sr. Unscd. Notes	4.91	3/15/10	50,000	49,149
Southern California Edison, First Mortgage Bonds,				
Ser. 05-A	5.00	1/15/16	35,000	31,260
Union Electric,				
Sr. Scd. Notes	6.40	6/15/17	5,000	4,190
Wisconsin Energy,				
Sr. Unscd. Notes	5.50	12/1/08	50,000	50,024
				316,119
Food & Beverages−.7%				
Conagra Foods,				
Sr. Unscd. Notes	7.88	9/15/10	15,000	14,933
General Mills,				
Sr. Unscd. Notes	6.00	2/15/12	15,000	14,725
Kellogg,				
Sr. Unscd. Notes, Ser. B	6.60	4/1/11	20,000	20,167
Kraft Foods,				
Sr. Unscd. Notes	5.63	8/11/10	30,000	29,673
Pepsico,				
Sr. Unscd. Notes	5.15	5/15/12	25,000	24,550
Safeway,				
Sr. Unscd. Notes	6.50	3/1/11	20,000	19,523
				123,571

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental—.3%				
Province of Manitoba Canada, Sr. Unscd. Debs., Ser. FH	4.90	12/6/16	5,000	5,121
United Mexican States, Sr. Unscd. Notes	6.63	3/3/15	50,000	48,250
				53,371
Health Care—1.4%				
Abbott Laboratories, Sr. Unscd. Notes	5.60	5/15/11	50,000	51,159
Aetna, Sr. Unscd. Notes	6.00	6/15/16	15,000	12,567
Astrazeneca, Sr. Unscd. Notes	5.90	9/15/17	10,000	9,246
Eli Lilly & Co., Sr. Unscd. Notes	6.00	3/15/12	30,000	30,785
Hospira, Sr. Unscd. Notes	4.95	6/15/09	15,000	14,882
Merck & Co., Sr. Unscd. Notes	4.38	2/15/13	100,000	96,720
UnitedHealth Group, Sr. Unscd. Notes	5.25	3/15/11	20,000	19,323
				234,682
Industrial—.1%				
Waste Management, Sr. Unscd. Notes	7.38	8/1/10	20,000	**19,109**
Media—.7%				
Comcast Cable Communications, Gtd. Notes	6.75	1/30/11	75,000	73,710
New York Times, Sr. Unscd. Notes	4.50	3/15/10	15,000	12,166
Viacom, Sr. Unscd. Notes	5.75	4/30/11	20,000	17,902

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Viacom,				
Gtd. Notes	7.70	7/30/10	25,000	23,401
				127,179
Oil & Gas—.8%				
Anadarko Finance,				
Gtd. Notes, Ser. B	6.75	5/1/11	25,000	24,929
KeySpan,				
Sr. Unsub. Notes	7.63	11/15/10	50,000	51,790
Trans-Canada Pipelines,				
Sr. Unscd. Notes	4.00	6/15/13	50,000	42,078
XTO Energy,				
Sr. Unscd. Notes	5.90	8/1/12	20,000	18,583
				137,380
Paper & Paper Related—.1%				
International Paper,				
Sr. Unscd. Notes	4.00	4/1/10	15,000	**14,026**
Property & Casualty Insurance—2.1%				
Ace INA Holdings,				
Gtd. Notes	5.88	6/15/14	15,000	13,775
Berkshire Hathaway,				
Gtd. Notes	4.13	1/15/10	40,000	40,120
Hartford Life Global Funding				
Trusts, Sr. Scd. Notes	5.20	2/15/11	150,000	136,706
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	20,000	16,680
Principal Life Income Funding				
Trusts, Sr. Scd. Notes	5.13	3/1/11	150,000	150,530
				357,811
Retail—.7%				
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	20,000	18,880
Wal-Mart Stores,				
Sr. Unscd. Notes	6.88	8/10/09	100,000	103,118
				121,998
Technology—.1%				
NCR,				
Sr. Unscd. Notes	7.13	6/15/09	15,000	**14,997**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Telecommunications−1.9%					
AT & T Wireless,					
Sr. Unscd. Notes	8.13	5/1/12	25,000		24,800
BellSouth,					
Sr. Unscd. Notes	6.00	10/15/11	100,000		97,393
British Telecommunications,					
Sr. Unscd. Notes	8.63	12/15/10	25,000	a	24,712
CenturyTel,					
Sr. Unscd. Notes, Ser. H	8.38	10/15/10	25,000		23,010
Cox Communications,					
Sr. Unscd. Notes	4.63	1/15/10	25,000		23,971
Motorola,					
Sr. Unscd. Notes	7.63	11/15/10	50,000		43,757
Telefonica,					
Gtd. Notes	7.75	9/15/10	50,000		48,425
Verizon New York,					
Sr. Unscd. Notes, Ser. A	6.88	4/1/12	50,000		47,294
					333,362
Transportation−.3%					
Burlington North Santa Fe,					
Sr. Unscd. Notes	7.13	12/15/10	20,000		20,336
CSX,					
Sr. Unscd. Notes	6.75	3/15/11	20,000		19,314
Union Pacific,					
Sr. Unscd. Bonds	5.45	1/31/13	20,000		18,466
					58,116
U.S. Government Agencies/					
Mortgage-Backed−46.1%					
Federal Home Loan Mortgage Corp.:					
3.88%, 6/29/11			450,000	c	458,311
4.50%, 12/1/19			694,817	c	663,812
5.00%, 11/1/33−7/1/35			419,654	c	397,673
5.50%, 12/1/18−10/1/21			537,677	c	537,183
5.65%, 2/1/37			43,082	a,c	42,863
5.73%, 2/1/37			78,796	a,c	79,676
5.93%, 1/1/37			73,708	a,c	74,620
6.00%, 10/1/19−9/1/34			189,003	c	189,888
6.50%, 8/1/12			63,097	c	65,391
7.00%, 1/1/36			151,690	c	155,255

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)			
Federal National Mortgage Association:			
4.38%, 9/13/10	450,000	c	460,555
5.50%	100,000	c,d	97,547
5.75%, 4/1/37	80,310	a,c	81,279
6.00%	200,000	c,d	199,594
4.00%, 3/1/21	85,199	c	78,983
4.48%, 12/1/34	183,731	a,c	184,532
5.00%, 7/1/19–10/1/33	188,739	c	189,942
5.50%, 7/1/17–1/1/37	1,421,303	c	1,396,374
6.00%, 11/1/16–11/1/37	737,726	c	740,969
6.50%, 7/1/33–8/1/38	765,508	c	777,942
7.00%, 4/1/32	74,031	c	76,689
Government National Mortgage Association I:			
5.50%	200,000	d	195,719
6.00%	400,000	d	400,062
6.50%	450,000	d	454,851
			7,999,710
U.S. Government Securities—4.8%			
U.S. Treasury Bonds:			
4.75%, 2/15/37	400,000		424,219
6.25%, 5/15/30	295,000		356,674
U.S. Treasury Notes			
4.88%, 7/31/11	40,000		43,397
			824,290
Total Bonds and Notes			
(cost $14,920,541)			**14,432,572**

Short-Term Investments—.8%			
U.S. Treasury Bills;			
0.58%, 11/28/08			
(cost $134,941)	135,000		**134,990**

Other Investment—19.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $3,390,000)	3,390,000 ᵉ	**3,390,000**
Total Investments (cost $18,445,482)	**103.5%**	**17,957,562**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(603,899)**
Net Assets	**100.0%**	**17,353,663**

ᵃ *Variable rate security—interest rate subject to periodic change.*
ᵇ *Issuer filed for bankruptcy.*
ᶜ *On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator. As such, the FHFA will oversee the continuing affairs of these companies.*
ᵈ *Purchased on a forward commitment basis.*
ᵉ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	50.9	Asset/Mortgage-Backed	9.0
Corporate Bonds	23.0	Foreign/Governmental	.3
Short-Term/			
Money Market Investments	20.3		**103.5**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2008 ($)
Financial Futures Long				
Euro Dollar	2	488,900	March 2009	1,818
Euro Dollar	2	485,300	March 2010	731
Euro Dollar	1	239,625	March 2011	(704)
Euro Dollar	2	487,900	June 2009	(757)
Euro Dollar	2	484,150	June 2010	(1,170)
Euro Dollar	1	239,013	June 2011	(929)
Euro Dollar	2	486,925	September 2009	856
Euro Dollar	2	482,625	September 2010	250
Euro Dollar	1	238,575	September 2011	(1,129)
Euro Dollar	1	244,387	December 2008	522
Euro Dollar	2	485,800	December 2009	(1,557)
Euro Dollar	1	240,288	December 2010	(479)
U.S. Treasury 5 year Notes	9	1,019,320	December 2008	(2,421)
U.S. Treasury 10 year Notes	41	4,636,204	December 2008	(11,981)
U.S. Long Bond	6	678,750	December 2008	(20,673)
Financial Futures Short				
U.S. Treasury 2 year Notes	13	(2,792,766)	December 2008	(2,914)
10 Year Euro-Bond	3	(441,016)	December 2008	(2,364)
Australian 10 Year Bonds	3	(210,468)	December 2008	1,514
British Long Gilt	1	(179,816)	December 2008	381
Japanese 10 Year Bond	7	(980,285)	December 2008	(6,539)
				(47,545)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2008

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10 Year Notes		
November 2008 @ 115	10,000 a	(5,156)
Put Options		
U.S. Treasury 10 Year Notes		
November 2008 @ 114	10,000 a	(17,188)
(Premiums received $29,815)		**(22,344)**

a   *Non-income producing security.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2008

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	15,055,482	14,567,562
Affiliated issuers	3,390,000	3,390,000
Cash		196,140
Cash on Initial Margin—Note 4		126,394
Receivable for investment securities sold		1,335,458
Receivable for open mortgage-backed dollar rolls—Note 4		297,686
Dividends and interest receivable		130,333
Receivable for shares of Common Stock subscribed		36,546
Unrealized appreciation on forward currency exchange contracts—Note 4		35,007
Prepaid expenses		14,233
		20,129,359
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		1,693
Payable for open mortage-backed dollar rolls—Note 4		1,650,798
Payable for investment securities purchased		942,818
Unrealized depreciation on forward currency exchange contracts—Note 4		85,838
Outstanding options written, at value (premiums received $29,815)—See Statement of Options Written—Note 4		22,344
Payable for futures variation margin—Note 4		20,876
Payable for shares of Common Stock redeemed		1,515
Accrued expenses		49,814
		2,775,696
Net Assets ($)		**17,353,663**
Composition of Net Assets ($):		
Paid-in capital		17,921,539
Accumulated undistributed investment income—net		147,078
Accumulated net realized gain (loss) on investments		(136,106)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions [including ($47,545) net unrealized (depreciation) on financial futures]		(578,848)
Net Assets ($)		**17,353,663**

Net Asset Value Per Share

	Class A	Class C	Class I
Net Assets ($)	14,026,068	2,725,976	601,619
Shares Outstanding	1,157,356	225,572	49,611
Net Asset Value Per Share ($)	**12.12**	**12.08**	**12.13**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2008

Investment Income ($):	
Income:	
Interest	665,174
Dividends;	
Affiliated issuers	20,072
Total Income	**685,246**
Expenses:	
Management fee–Note 3(a)	74,573
Auditing fees	42,113
Shareholder servicing costs–Note 3(c)	35,133
Registration fees	33,835
Custodian fees–Note 3(c)	25,554
Distribution fees–Note 3(b)	10,685
Prospectus and shareholders' reports	7,919
Directors' fees and expenses–Note 3(d)	1,035
Legal fees	477
Loan commitment fees–Note 2	80
Miscellaneous	36,200
Total Expenses	**267,604**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(136,260)
Less–reduction in fees due to earnings credits–Note 1(c)	(691)
Net Expenses	**130,653**
Investment Income–Net	**554,593**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(35,530)
Net realized gain (loss) on options transactions	20,248
Net realized gain (loss) on financial futures	189,612
Net realized gain (loss) on forward currency exchange contracts	(254,843)
Net Realized Gain (Loss)	**(80,513)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions [including ($55,167) net unrealized (depreciation) on financial futures]	(597,632)
Net Realized and Unrealized Gain (Loss) on Investments	**(678,145)**
Net (Decrease) in Net Assets Resulting from Operations	**(123,552)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2008	2007[a]
Operations ($):		
Investment income–net	554,593	523,428
Net realized gain (loss) on investments	(80,513)	(41,666)
Net unrealized appreciation (depreciation) on investments	(597,632)	(74,456)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(123,552)**	**407,306**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(469,586)	(419,622)
Class C Shares	(44,118)	(38,774)
Class I Shares	(27,499)	(25,611)
Net realized gain on investments:		
Class A Shares	–	(68,019)
Class C Shares	–	(7,649)
Class I Shares	–	(3,907)
Total Dividends	**(541,203)**	**(563,582)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	4,351,598	655,488
Class C Shares	2,103,219	316,237
Dividends reinvested:		
Class A Shares	463,316	484,809
Class C Shares	24,140	22,864
Class I Shares	27,499	29,517
Cost of shares redeemed:		
Class A Shares	(753,563)	(500,598)
Class C Shares	(352,499)	(265,428)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**5,863,710**	**742,889**
Total Increase (Decrease) in Net Assets	**5,198,955**	**586,613**
Net Assets ($):		
Beginning of Period	12,154,708	11,568,095
End of Period	**17,353,663**	**12,154,708**
Undistributed investment income–net	147,078	132,397

	Year Ended October 31,	
	2008	2007[a]
Capital Share Transactions:		
Class A		
Shares sold	347,091	52,259
Shares issued for dividends reinvested	36,791	38,679
Shares redeemed	(59,754)	(39,916)
Net Increase (Decrease) in Shares Outstanding	**324,128**	**51,022**
Class C		
Shares sold	168,780	25,205
Shares issued for dividends reinvested	1,917	1,825
Shares redeemed	(28,074)	(21,237)
Net Increase (Decrease) in Shares Outstanding	**142,623**	**5,793**
Class I		
Shares issued for dividends reinvested	**2,183**	**2,355**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,		
Class A Shares	2008	2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	12.62	12.79	12.50
Investment Operations:			
Investment income—net[b]	.52	.56	.32
Net realized and unrealized gain (loss) on investments	(.48)	(.11)	.16
Total from Investment Operations	.04	.45	.48
Distributions:			
Dividends from investment income—net	(.54)	(.53)	(.19)
Dividends from net realized gain on investments	–	(.09)	–
Total Distributions	(.54)	(.62)	(.19)
Net asset value, end of period	12.12	12.62	12.79
Total Return (%)[c]	.21	3.57	3.86[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.90	2.01	3.32[e]
Ratio of net expenses to average net assets	.90	.89	.88[e]
Ratio of net investment income to average net assets	4.16	4.45	3.99[e]
Portfolio Turnover Rate[f]	120.92	75.04	104.30[d]
Net Assets, end of period ($ x 1,000)	14,026	10,512	10,006

[a] From March 15, 2006 (commencement of operations) to October 31, 2006.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2008, October 31, 2007 and October 31, 2006, were 87.59%, 51.54% and 101.24%, respectively.

See notes to financial statements.

	Year Ended October 31,		
Class C Shares	2008	2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	12.58	12.77	12.50
Investment Operations:			
Investment income−net[b]	.41	.47	.25
Net realized and unrealized gain (loss) on investments	(.47)	(.13)	.17
Total from Investment Operations	(.06)	.34	.42
Distributions:			
Dividends from investment income−net	(.44)	(.44)	(.15)
Dividends from net realized gain on investments	−	(.09)	−
Total Distributions	(.44)	(.53)	(.15)
Net asset value, end of period	12.08	12.58	12.77
Total Return (%)[c]	(.55)	2.73	3.41[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.75	2.79	4.12[e]
Ratio of net expenses to average net assets	1.65	1.64	1.61[e]
Ratio of net investment income to average net assets	3.40	3.71	3.28[e]
Portfolio Turnover Rate[f]	120.92	75.04	104.30[d]
Net Assets, end of period ($ x 1,000)	2,726	1,044	985

[a]   *From March 15, 2006 (commencement of operations) to October 31, 2006.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
[e]   *Annualized.*
[f]   *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2008, October 31, 2007 and October 31, 2006, were 87.59%, 51.54% and 101.24%, respectively.*

See notes to financial statements.

Class I Shares	Year Ended October 31,		
	2008	2007 [a]	2006 [b]
Per Share Data ($):			
Net asset value, beginning of period	12.62	12.80	12.50
Investment Operations:			
Investment income—net [c]	.56	.59	.33
Net realized and unrealized gain (loss) on investments	(.48)	(.12)	.17
Total from Investment Operations	.08	.47	.50
Distributions:			
Dividends from investment income—net	(.57)	(.56)	(.20)
Dividends from net realized gain on investments	–	(.09)	–
Total Distributions	(.57)	(.65)	(.20)
Net asset value, end of period	12.13	12.62	12.80
Total Return (%)	.54	3.75	4.04 [d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.64	1.78	3.08 [e]
Ratio of net expenses to average net assets	.65	.64	.63 [e]
Ratio of net investment income to average net assets	4.41	4.70	4.25 [e]
Portfolio Turnover Rate [f]	120.92	75.04	104.30 [d]
Net Assets, end of period ($ x 1,000)	602	599	577

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From March 15, 2006 (commencement of operations) to October 31, 2006.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2008, October 31, 2007 and October 31, 2006, were 87.59%, 51.54% and 101.24%, respectively.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Total Return Advantage Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering twelve series, including the fund. The fund's investment objective seeks to maximize total return through capital appreciation and income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

At a meeting of the fund's Board of Directors held on July 15, 2008, the Board approved, effective December 1, 2008, a proposal to change the name of the fund from "Dreyfus Premier Total Return Advantage Fund" to "Dreyfus Total Return Advantage Fund."

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class I (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 800,426 Class A, 43,728 Class C and 44,734 Class I shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over the counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare and pay dividends from investment income-net, quarterly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2008, the Board of Directors declared a cash dividend of $.110, $.096 and $.117 per share from undistributed investment income-net for Class A, Class C and Class I shares, respectively, payable on November 3, 2008 (ex-dividend date), to shareholders of record as of the close of business on October 31, 2008.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended October 31, 2008.

As of and during the period ended October 31, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended October 31, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

At October 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $147,078, accumulated capital losses $154,047 and unrealized depreciation $560,907.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2008. If not applied, $59,164 of the carryover expires in fiscal 2015 and $94,883 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2008 and October 31, 2007 were as follows: ordinary income $541,203 and $507,935 and long-term capital gains $0 and $55,647, respectively.

During the period ended October 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, paydown gains and losses on mortgage-backed securities and foreign currency gains and losses, the fund increased accumulated undistributed investment income-net by $1,291, decreased accumulated net realized gain (loss) on investments by $2,541 and increased paid-in capital by $1,250. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to October 15, 2008, the fund participated with other Dreyfus-managed funds in a $350 million redemption credit facility. Effective October 15, 2008, the fund participates with other Dreyfus-managed funds in a $145 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2008, the fund did not borrow under either Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from November 1, 2007 through March 1, 2010, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest expense, commitment fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $136,260 during the period ended October 31, 2008.

During the period ended October 31, 2008, the Distributor retained $61 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing its shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2008, Class C shares were charged $10,685 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2008, Class A and Class C shares were charged $28,791 and $3,562, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2008, the fund was charged $1,533 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended October 31, 2008, the fund was charged $95 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2008, the fund was charged $25,554 pursuant to the custody agreement.

During the period ended October 31, 2008, the fund was charged $6,203 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $7,887, Rule 12b-1 distribution plan fees $1,480, shareholder services plan fees $3,398, custodian fees $8,549, chief compliance officer fees $1,973 and transfer agency per account fees $320, which are offset against an expense reimbursement currently in effect in the amount of $21,914.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions and forward currency exchange contracts during the period ended October 31, 2008, amounted to $19,283,832 and

$15,628,615, respectively, of which $4,302,261 in purchases and $4,308,514 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market. As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended October 31, 2008.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding October 31, 2007	4,000	2,582		
Contracts written	196,000	314,100		
Contracts terminated:				
Contracts closed	180,000	286,867	266,619	20,248
Contracts Outstanding October 31, 2008	**20,000**	**29,815**		

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, Expiring 12/17/2008	36,300	63,364	58,259	(5,105)
British Pound, Expiring 12/17/2008	32,000	56,202	51,358	(4,844)
British Pound, Expiring 12/17/2008	3,245	5,646	5,208	(438)
British Pound, Expiring 12/17/2008	7,755	13,481	12,446	(1,035)
British Pound, Expiring 12/17/2008	9,000	14,565	14,444	(121)
Canadian Dollar, Expiring 12/17/2008	141,500	112,159	117,392	5,233
Canadian Dollar, Expiring 12/17/2008	95,200	75,811	78,980	3,169
Canadian Dollar, Expiring 12/17/2008	11,200	9,063	9,292	229
Canadian Dollar, Expiring 12/17/2008	20,800	16,944	17,256	312
Japanese Yen, Expiring 12/17/2008	3,895,299	39,246	39,628	382
Japanese Yen, Expiring 12/17/2008	3,966,000	40,088	40,347	259
Japanese Yen, Expiring 12/17/2008	5,030,000	50,310	51,172	862
Japanese Yen, Expiring 12/17/2008	991,500	9,915	10,087	172
Japanese Yen, Expiring 12/17/2008	1,163,360	11,622	11,835	213
Japanese Yen, Expiring 12/17/2008	489,140	4,916	4,976	60
Japanese Yen, Expiring 12/17/2008	1,497,125	14,771	15,231	460
Japanese Yen, Expiring 12/17/2008	3,577,875	35,364	36,399	1,035
Japanese Yen, Expiring 12/17/2008	2,319,000	23,605	23,592	(13)
Japanese Yen, Expiring 12/17/2008	2,515,500	27,043	25,591	(1,452)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Japanese Yen, Expiring 12/17/2008	838,500	9,018	8,530	(488)
New Zealand Dollar, Expiring 12/17/2008	136,134	90,173	78,810	(11,363)
New Zealand Dollar, Expiring 12/17/2008	72,751	48,218	42,117	(6,101)
New Zealand Dollar, Expiring 12/17/2008	70,837	46,996	41,009	(5,987)
New Zealand Dollar, Expiring 12/17/2008	63,178	41,564	36,575	(4,989)
New Zealand Dollar, Expiring 12/17/2008	51,000	32,099	29,524	(2,575)
New Zealand Dollar, Expiring 12/17/2008	45,000	27,270	26,051	(1,219)
New Zealand Dollar, Expiring 12/17/2008	56,250	30,259	32,564	2,305
New Zealand Dollar, Expiring 12/17/2008	18,750	10,087	10,855	768
Norwegian Krone, Expiring 12/17/2008	240,000	33,651	35,509	1,858
Norwegian Krone, Expiring 12/17/2008	164,800	23,518	24,383	865
Norwegian Krone, Expiring 12/17/2008	171,000	24,222	25,300	1,078
Norwegian Krone, Expiring 12/17/2008	57,000	8,077	8,433	356
Swedish Krona, Expiring 12/17/2008	805,000	118,525	103,624	(14,901)
Swedish Krona, Expiring 12/17/2008	215,000	31,036	27,676	(3,360)
Swedish Krona, Expiring 12/17/2008	538,000	74,361	69,254	(5,107)
Swedish Krona, Expiring 12/17/2008	190,000	26,812	24,458	(2,354)
Swedish Krona, Expiring 12/17/2008	100,000	14,158	12,872	(1,286)
Swedish Krona, Expiring 12/17/2008	106,800	15,152	13,748	(1,404)
Swedish Krona, Expiring 12/17/2008	26,700	3,776	3,437	(339)
Swedish Krona, Expiring 12/17/2008	31,328	4,429	4,033	(396)
Swedish Krona, Expiring 12/17/2008	13,172	1,872	1,696	(176)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Swedish Krona, Expiring 12/17/2008	181,000	24,321	23,299	(1,022)
Swedish Krona, Expiring 12/17/2008	476,000	60,878	61,273	395
Swedish Krona, Expiring 12/17/2008	476,000	60,868	61,273	405
Swedish Krona, Expiring 12/17/2008	402,000	51,504	51,748	244
Swedish Krona, Expiring 12/17/2008	268,000	34,559	34,498	(61)
Swiss Franc, Expiring 12/17/2008	40,300	34,586	34,778	192
Swiss Franc, Expiring 12/17/2008	65,500	56,360	56,526	166
Swiss Franc, Expiring 12/17/2008	110,950	97,608	95,749	(1,859)
Swiss Franc, Expiring 12/17/2008	206,050	181,998	177,819	(4,179)
Sales:		**Proceeds ($)**		
Australian Dollar, Expiring 12/17/2008	99,370	66,611	65,746	865
Australian Dollar, Expiring 12/17/2008	54,600	36,758	36,125	633
Australian Dollar, Expiring 12/17/2008	13,650	9,559	9,031	528
Australian Dollar, Expiring 12/17/2008	16,016	10,925	10,597	328
Australian Dollar, Expiring 12/17/2008	6,734	4,532	4,455	77
Australian Dollar, Expiring 12/17/2008	31,750	21,996	21,006	990
Australian Dollar, Expiring 12/17/2008	50,800	35,519	33,611	1,908
Australian Dollar, Expiring 12/17/2008	31,750	22,296	21,006	1,290
Australian Dollar, Expiring 12/17/2008	12,700	9,147	8,403	744
Australian Dollar, Expiring 12/17/2008	27,000	18,004	17,864	140
Euro, Expiring 12/17/2008	120,350	154,400	153,183	1,217
Euro, Expiring 12/17/2008	131,000	168,230	166,738	1,492

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales (continued):				
Euro, Expiring 12/17/2008	81,000	103,895	103,098	797
Euro, Expiring 12/17/2008	54,000	69,160	68,732	428
Euro, Expiring 12/17/2008	93,000	115,590	118,371	(2,781)
Euro, Expiring 12/17/2008	31,000	38,574	39,457	(883)
Euro, Expiring 12/17/2008	67,550	87,179	85,978	1,201
Euro, Expiring 12/17/2008	125,450	161,025	159,674	1,351
Total				**(50,831)**

At October 31, 2008, the cost of investments for federal income tax purposes was $18,481,297; accordingly, accumulated net unrealized depreciation on investments was $523,735, consisting of $54,709 gross unrealized appreciation and $578,444 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Total Return Advantage Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Total Return Advantage Fund (formerly Dreyfus Premier Total Return Advantage Fund) (one of the series comprising Advantage Funds, Inc.) as of October 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Total Return Advantage Fund at October 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 99.21% of ordinary income dividends paid during the fiscal year ended October 31, 2008 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (65)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 167

————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

————————

David P. Feldman (69)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

——————————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

——————————

Gloria Messinger (79)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETA-DC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 50

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. She is 53 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (78 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 74 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Total Return
Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DTRAX   Class C: DTRCX   Class I: DTRRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6066AR1008

Global Alpha Fund

ANNUAL REPORT October 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Global Alpha Fund, covering the 12-month period from November 1, 2007, through October 31, 2008.

These are difficult times for international investors. A credit crunch that began in the United States in 2007 has developed into a full-blown global financial crisis, recently resulting in the failure of several major financial institutions. Meanwhile, the global economic slowdown has gathered momentum, depressing investor sentiment, consumer confidence and business investment around the world. These factors undermined equity returns in most regions, including formerly high-flying emerging markets.

The depth and duration of the economic downturn will depend on how quickly the global financial system can be stabilized. We believe that government efforts in the United States and Europe meet several critical requirements for addressing today's financial stresses, and we expect them to contribute to a more orderly deleveraging process. However, recuperation from the financial crisis is likely to take time. In the meantime, we encourage you to keep in touch with your financial advisor and maintain a long-term and disciplined perspective to investing. Indeed, we already are seeing some positive signs, including a likely peak in global inflationary pressures, attractive valuations among fundamentally sound companies and a large pool of worldwide financial liquidity that could be deployed gradually as the economic cycle turns.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
November 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through October 31, 2008, as provided by Helen Potter, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended October 31, 2008, Global Alpha Fund's Class A shares produced a total return of –38.52%, Class C shares returned –38.97%, Class I shares returned –38.29% and Class T shares returned –38.57%.[1] In comparison, the fund's benchmark, a hybrid index comprised of 60% Morgan Stanley Capital International World Index (half-hedged) and 40% Citigroup World Government Bond Index 1+ World Index (half-hedged), produced a total return of –24.70% for the reporting period.[2] Separately, the Morgan Stanley Capital International World Index (half-hedged) returned –40.13%, and the Citigroup World Government Bond Index 1+ World Index (half-hedged) produced a 3.67% total return for the same period.

A global economic slowdown and intensifying financial crisis caused a "flight to quality" and a massive sell-off in international stock markets. International bond markets, while volatile, generally fared better than equities. The fund's returns lagged its benchmark, primarily due to overweighted allocations to global stocks, the U.K. pound and the euro.

The Fund's Investment Approach

The fund seeks total return through investments in securities and instruments that provide exposure to global stock, bond and currency markets. The strategy utilizes a proprietary, fundamentals-based quantitative model to construct and optimally integrate a diverse set of four alpha-generating signals: stock markets vs. bond markets within each country, country allocation among equity markets, country allocation among sovereign bond markets, and currency allocation. Our quantitative investment approach is designed to identify and exploit these relative misvaluations across and within major developed capital markets such as the United States, Canada, Japan, Australia and Western Europe.

Deteriorating Global Economy Pushed Stocks Lower

An ongoing credit crunch mushroomed into a global financial crisis late in the reporting period, sparking steep declines in international stock markets as challenging liquidity conditions, dampened consumer spending and fears of a deep and prolonged recession rattled financial markets. Even higher-quality stocks were subject to broad selling pressure in an environment where valuations and fundamental strengths appeared largely disconnected from share prices. Finally, skyrocketing commodities prices reversed course over the summer of 2008, relieving some pressure on consumers and businesses, but damaging resource-heavy economies. In global bond markets, lower-rated sovereign and corporate bonds suffered as risk-averse investors fled to the traditional safe havens of high-quality bonds in developed markets. In currency markets, the U.S. dollar gained value against the euro and the U.K. pound in the flight to quality.

Falling Equity Prices and European Currencies Weighed Heavily

Our investment approach requires that we first replicate the sector allocations of the fund's benchmark before making active investment decisions outside of those parameters. Consequently, the poor performance of the benchmark in a deteriorating economic environment accounted for approximately two-thirds of the fund's negative absolute returns during the reporting period. Our active investment decisions were responsible for another one-third of the fund's losses, including its lagging performance relative to the benchmark.

The fund's overweighted exposure to global stocks produced a particularly heavy drag on returns. Although our determination that global stocks were undervalued during the reporting period may have been correct by historical standards, deteriorating investor sentiment forced further declines in valuations. Relatively heavy exposure to the U.K. pound and the euro also hampered the fund's results, as these countries' previously high short-term interest rates were reduced by their central banks in efforts to stimulate lending. This development contributed to broad selling pressure on both currencies, as nervous investors flocked to the U.S. dollar, which historically has been considered a safer investment.

Some investment decisions produced positive results despite the poor market environment. Conviction in our belief that skyrocketing commodity stocks would reverse course benefited the fund through an underweighted allocation to the currencies of commodities producers such as Australia, Canada and Norway, which dropped precipitously midway through the reporting period. In addition, unattractively low short-term interest rates weighed on the Canadian dollar. Finally, overweighted exposure to rising U.K. stocks provided a positive contribution to the fund's performance.

Positioned to Benefit from a Return to Fundamentals

Although economic conditions worldwide appeared bleaker at the end of the reporting period than at the beginning, we have focused on three potential investment opportunities. First, recently sharp declines in equity markets have driven high-quality stocks to historically low prices. Because we focus on company fundamentals and hold a long-term view of investing, we believe the fund's overweighted exposure to such companies may position it well for an eventual market recovery. Second, large variances in equity market valuations worldwide have enabled us to position the fund to potentially benefit from these valuations. Likewise, variations in the bond markets of different regions, due in large part to the financial crisis, also have expanded over the last few months, and we have made investments that we believe may benefit as those differences narrow toward historical norms.

November 17, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards, and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A or Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCES: Morgan Stanley Capital International and Citigroup – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East. The Citigroup World Government Bond Index includes the 22 government bond markets.*

FUND PERFORMANCE



Legend:
- Global Alpha Fund (Class A shares) ———
- Global Alpha Fund (Class C shares) ······
- Global Alpha Fund (Class I shares) ———
- Global Alpha Fund (Class T shares) ''''''
- Morgan Stanley Capital International World Index (half-hedged)† ■ ■ ■
- Citigroup World Government Bond Index 1 + World Index (half-hedged)† ▬▬▬
- Hybrid Index† – – –

Years Ended 10/31

$11,502
$8,919
$7,388
$7,181
$6,996
$6,773
$6,719

Comparison of change in value of $10,000 investment in Global Alpha Fund Class A shares, Class C shares, Class I shares and Class T shares with the Morgan Stanley Capital International World Index (half-hedged), the Citigroup World Government Bond Index 1 + World Index (half-hedged) and the Hybrid Index

† *Source: FactSet*

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class C, Class I and Class T shares of Global Alpha Fund on May 2, 2006 (inception date) to a $10,000 investment made on that date in each of the following: the Morgan Stanley Capital International World Index (the "MSCI Index") (half-hedged); the Citigroup World Government Bond Index 1 + World Index (the "CWGB Index") (half-hedged); and an unmanaged hybrid index composed of 60% MSCI Index and 40% CWGB Index (the "Hybrid Index") (half-hedged). Returns assume all dividends and capital gain distributions are reinvested.
The fund invests primarily in instruments that provide exposure to global equity, bond and currency markets. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and Class T shares and all other applicable fees and expenses on all classes. The MSCI Index (half-hedged) is an unmanaged index of global stock market performance, including the United States, Canada, Australia, New Zealand and the Far East and includes net dividends reinvested. The CWGB Index (half-hedged) is an unmanaged index that tracks the performance of 22 government bond markets. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/08*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**5/2/06**	**(42.06)%**	**(14.71)%**
without sales charge	**5/2/06**	**(38.52)%**	**(12.67)%**
Class C shares			
with applicable redemption charge †	**5/2/06**	**(39.57)%**	**(13.32)%**
without redemption	**5/2/06**	**(38.97)%**	**(13.32)%**
Class I shares	**5/2/06**	**(38.29)%**	**(12.40)%**
Class T shares			
with applicable sales charge (4.5%)	**5/2/06**	**(41.34)%**	**(14.43)%**
without sales charge	**5/2/06**	**(38.57)%**	**(12.84)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Global Alpha Fund from May 1, 2008 to October 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.93	$ 10.15	$ 5.34	$ 7.98
Ending value (after expenses)	$670.90	$668.50	$672.50	$670.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.36	$ 12.25	$ 6.44	$ 9.63
Ending value (after expenses)	$1,016.84	$1,012.97	$1,018.75	$1,015.58

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.42% for Class C, 1.27% for Class I and 1.90% for Class T, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

October 31, 2008

Common Stocks−67.3%	Shares	Value ($)
Austria−.1%		
Andritz	211	5,916
Atrium European Real Estate	2,119 a	9,539
Erste Group Bank	1,027	27,010
IMMOEAST	2,681 a	3,196
IMMOFINANZ	1,978 a	2,182
OMV	893	28,298
Raiffeisen International Bank Holding	293	9,103
Strabag	163	3,154
Telekom Austria	1,867	22,728
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	417	19,565
Vienna Insurance Group	270	7,190
Voestalpine	623	15,010
Wienerberger	539	8,817
		161,708
Belgium−.2%		
Belgacom	915	31,026
Colruyt	90	20,086
Compagnie Nationale a Portefeuille	126	6,733
Delhaize Group	543	30,210
Dexia	2,865	14,823
Fortis	12,089	13,643
Fortis (Rights)	12,089 a	0
Groupe Bruxelles Lambert	437	31,644
Groupe Bruxelles Lambert (Strip)	31 a	1
InBev	999	39,872
KBC Ancora	100	2,917
KBC Groep	865	36,745
Mobistar	233	15,349
Solvay	321	29,596
UCB	546	13,816
Umicore	673	11,913
		298,374
Bermuda−.6%		
Accenture, Cl. A	3,139	103,744
ACE	1,765	101,240
Axis Capital Holdings	692	19,708

Common Stocks (continued)	Shares	Value ($)
Bermuda (continued)		
Covidien	2,631	116,527
Everest Re Group	333	24,875
Ingersoll-Rand, Cl. A	1,678	30,959
Invesco	2,013	30,014
Marvell Technology Group	2,501 a	17,407
Nabors Industries	1,453 a	20,894
PartnerRe	323	21,864
RenaissanceRe Holdings	358	16,432
Tyco Electronics	2,629	51,107
Tyco International	2,625	66,360
Weatherford International	3,592 a	60,633
XL Capital, Cl. A	1,778	17,246
		699,010
Canada−.0%		
Tim Hortons	1,023	**25,749**
Cayman Islands−.1%		
Garmin	600	13,470
Seagate Technology	2,420	16,383
Transocean	1,694 a	139,467
		169,320
Denmark−.3%		
AP Moller−Maersk, Cl. A	3	17,368
AP Moller−Maersk, Cl. B	6	34,328
Carlsberg, Cl. B	386	15,117
Coloplast, Cl. B	144	10,421
Danisco	268	11,546
Danske Bank	2,604	38,133
DSV	1,036	12,349
FLSmidth & Co.	288	10,642
Jyske Bank	273 a	8,042
Novo Nordisk, Cl. B	2,481	131,807
Novozymes, Cl. B	250	17,539
Sydbank	453	6,942
Topdanmark	117 a	12,551
TrygVesta	192	11,475

Common Stocks (continued)	Shares	Value ($)
Denmark (continued)		
Vestas Wind Systems	1,002 [a]	40,693
William Demant Holding	182 [a]	6,911
		385,864
Finland—.5%		
Elisa	765	11,418
Fortum	2,400	58,462
Kesko, Cl. B	476	11,046
Kone, Cl. B	829	18,333
Metso	690	9,065
Neste Oil	694	10,877
Nokia	20,968	323,849
Nokian Renkaat	574	7,439
Orion, Cl. B	657	9,589
Outokumpu	802	8,238
Pohjola Bank, Cl. A	909	12,034
Rautaruukki	590	9,539
Sampo, Cl. A	2,343	46,259
Sanoma	642	9,761
Stora Enso, Cl. R	3,147	28,972
UPM-Kymmene	2,814	39,465
Wartsila	521	13,055
YIT	930	5,743
		633,144
France—3.3%		
Accor	1,004	38,633
ADP	153	8,983
Air France-KLM	694	9,887
Air Liquide	1,283	109,499
Alcatel-Lucent	11,908 [a]	30,351
Alstom	1,087	52,826
Atos Origin	358	8,217
AXA	7,943	149,571
BNP Paribas	4,232	300,519
Bouygues	1,250	52,593
Bureau Veritas	209	7,389

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Cap Gemini	710	22,571
Carrefour	3,261	136,128
Casino Guichard Perrachon	224	15,480
Christian Dior	280	16,769
Cie de Saint-Gobain	1,442	54,902
Cie Generale d'Optique Essilor International	1,032	45,881
CNP Assurances	191	15,254
Compagnie Generale de Geophysique-Veritas	670 ᵃ	10,628
Compagnie Generale des Etablissements Michelin, Cl. B	740	37,642
Credit Agricole	4,577	65,207
Dassault Systemes	330	13,529
Eiffage	192	7,304
Electricite de France	1,030	61,256
Eramet	27	5,375
Eurazeo	131	7,791
Eutelsat Communications	449	9,548
France Telecom	9,481	236,842
GDF SUEZ	5,781	254,043
Gecina	80	5,510
Groupe Danone	2,240	123,389
Hermes International	354	45,338
ICADE	101	5,999
Imerys	146	6,572
JC Decaux	342	5,881
Klepierre	356	8,090
L'Oreal	1,256	93,992
Lafarge	754	49,063
Lagardere	620	24,372
Legrand	487	8,028
LVMH Moet Hennessy Louis Vuitton	1,259	82,801
M6-Metropole Television	334	5,209
Natixis	5,033	10,913
Neopost	163	13,518
PagesJaunes Groupe	649	6,098
Pernod-Ricard	845	54,411
Peugeot	783	20,647
PPR	395	24,844

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Publicis Groupe	676	15,130
Renault	952	28,803
Safran	964	12,102
Sanofi-Aventis	5,404	338,722
Schneider Electric	1,134	67,153
Scor	892	14,422
Societe BIC	137	7,168
Societe Generale	2,396	128,139
Societe Television Francaise 1	603	7,639
Sodexo	490	23,307
Suez Environnement	1,343 [a]	25,545
Technip	524	15,449
Thales	459	18,218
Total	11,190	607,524
Unibail-Rodamco	420	62,312
Valeo	382	6,583
Vallourec	273	30,118
Veolia Environnement	1,935	47,135
Vinci	2,127	75,493
Vivendi	5,986	154,886
Wendel	142	6,670
Zodiac	214	8,274
		4,080,085
Greece—.2%		
Alpha Bank	2,054	29,640
Coca-Cola Hellenic Bottling	888	12,274
EFG Eurobank Ergasias	1,709	18,334
Hellenic Petroleum	883	7,256
Hellenic Telecommunications Organization	1,459	20,425
Marfin Investment Group	3,187 [a]	13,821
National Bank of Greece	2,686	58,243
OPAP	1,208	26,133
Piraeus Bank	1,753	22,007
Public Power	565	6,907
Titan Cement	389	6,561
		221,601

Common Stocks (continued)	Shares	Value ($)
Ireland−.1%		
Allied Irish Banks	4,766	23,177
Anglo Irish Bank	4,074	12,915
Bank of Ireland	5,412	15,784
CRH	2,938	64,079
Elan	2,559 [a]	18,983
Irish Life & Permanent	1,000	3,424
Kerry Group, Cl. A	925	20,879
		159,241
Japan−12.7%		
77 Bank	4,000	19,011
Acom	9	341
Advantest	1,400	20,544
Aeon	5,900	56,391
Aiful	1,150	5,478
Aisin Seiki	1,800	31,334
Ajinomoto	6,000	52,605
All Nippon Airways	8,000	30,594
Alps Electric	2,300	12,501
Amada	3,000	14,025
Asahi Breweries	4,100	68,487
Asahi Glass	8,000	51,333
Ashai Kasei	9,000	34,432
Astellas Pharma	4,000	163,793
Bank of Kyoto	3,000	31,464
Bank of Yokohama	11,000	52,889
Benesse	800	33,726
Bridgestone	5,300	92,004
Brother Industries	1,500	10,497
Canon	8,600	296,421
Casio Computer	2,400	15,665
Central Japan Railway	13	106,533
Chiba Bank	8,000	39,007
Chubu Electric Power	5,700	150,318
Chugai Pharmaceutical	2,100	29,781
Chugoku Electric Power	1,200	29,443
Chuo Mitsui Trust Holdings	7,000	27,579
Citizen Holdings	3,800	20,895

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Credit Saison	1,900	20,053
CSK HOLDINGS	700	5,847
Dai Nippon Printing	6,000	70,771
Daicel Chemical Industries	3,000	10,831
Daido Steel	4,000	12,604
Daiichi Sankyo	5,800	118,885
Daikin Industries	2,200	49,525
Daito Trust Construction	800	33,664
Daiwa House Industry	4,000	35,331
Daiwa Securities Group	12,000	66,761
Denki Kagaku Kogyo	6,000	13,539
Denso	4,000	79,120
Dentsu	20	32,713
DIC	5,000	8,014
Dowa Holdings	3,000	9,245
East Japan Railway	27	192,176
Eisai	2,200	72,437
Electric Power Development	1,500	44,559
Elpida Memory	1,000 ^a	5,239
FamilyMart	700	28,002
Fanuc	1,600	108,771
Fast Retailing	500	52,770
Fuji Electric Holdings	5,000	7,454
FUJIFILM Holdings	3,900	86,515
Fujitsu	16,000	63,776
Fukuoka Financial Group	8,000	26,166
Furukawa Electric	6,000	17,996
Gunma Bank	5,000	25,903
Hankyu Hashin Holdings	12,000	56,763
Haseko	10,500	9,397
Hirose Electric	300	26,269
Hitachi	29,000	134,889
Hitachi Construction Machinery	1,000	11,444
Hokkaido Electric Power	2,000	45,535
Hokuhoku Financial Group	12,000	23,631
Hokuriku Electric Power	1,100	28,848
Honda Motor	14,100	350,754

Common Stocks (continued)

	Shares	Value ($)
Japan (continued)		
HOYA	3,500	64,983
Ibiden	1,200	23,050
IHI	12,000	14,874
INPEX	7	40,772
Isetan Mitsukoshi Holdings	3,380 [a]	32,252
Isuzu Motors	6,000	10,474
Itochu	13,000	70,311
J Front Retailing	4,200	19,006
Jafco	600	16,600
Japan Real Estate Investment	4	35,590
Japan Retail Fund Investment	4	14,848
Japan Steel Works	4,000	28,227
Japan Tobacco	37	131,595
JFE Holdings	4,300	112,911
JGC	2,000	21,264
Joyo Bank	7,000	32,890
JS Group	2,400	31,997
JSR	1,700	19,752
JTEKT	1,700	13,119
Kajima	8,000	23,619
Kaneka	3,000	14,181
Kansai Electric Power	6,700	170,735
Kao	4,000	115,819
Kawasaki Heavy Industries	13,000	23,501
Kawasaki Kisen Kaisha	5,000	19,480
KDDI	23	137,634
Keihin Electric Express Railway	5,000	38,678
Keio	7,000	36,185
Keyence	300	58,028
Kintetsu	17,000	65,213
Kirin Holdings	7,000	76,747
Kobe Steel	24,000	38,786
Komatsu	7,200	78,308
Konami	1,200	21,955
Konica Minolta Holdings	4,500	29,341
Kubota	9,000	46,323
Kuraray	3,000	22,692

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Kurita Water Industries	1,400	31,810
Kyocera	1,400	81,918
Kyowa Hakko Kirin	2,371	19,659
Kyushu Electric Power	3,500	81,629
Leopalace21	1,300	9,925
Makita	1,200	22,397
Marubeni	14,000	55,587
Marui Group	2,600	16,170
Mazda Motor	6,000	13,611
Mediceo Paltac Holdings	1,800	19,482
Meiji Dairies	4,000	18,542
Minebea	4,000	10,691
Mitsubishi	11,200	186,200
Mitsubishi Chemical Holdings	10,000	41,068
Mitsubishi Electric	15,000	92,597
Mitsubishi Estate	10,000	176,311
Mitsubishi Gas Chemical	4,000	15,047
Mitsubishi Heavy Industries	27,000	86,377
Mitsubishi Materials	10,000	23,067
Mitsubishi Motors	27,000 [a]	37,202
Mitsubishi Rayon	5,000	10,933
Mitsubishi Tanabe Pharma	2,000	20,828
Mitsubishi UFJ Financial Group	84,760	522,800
Mitsui & Co	14,000	134,798
Mitsui Chemicals	5,000	17,719
Mitsui Engineering & Shipbuilding	7,000	9,708
Mitsui Fudosan	7,000	120,711
Mitsui Mining & Smelting	6,000	10,914
Mitsui OSK Lines	10,000	53,038
Mitsui Sumitomo Insurance Group Holdings	3,300	94,196
Mizuho Financial Group	80	191,912
Murata Manufacturing	1,800	62,482
Namco Bandai Holdings	2,300	24,045
NEC	17,000	51,168
NGK Insulators	2,000	21,211
NGK Spark Plug	2,000	19,096
Nidec	1,000	51,539

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Nikon	3,000	41,973
Nintendo	800	252,728
Nippon Building Fund	5	48,559
Nippon Electric Glass	3,000	18,469
Nippon Express	8,000	32,796
Nippon Meat Packers	2,000	27,788
Nippon Mining Holdings	8,000	24,814
Nippon Oil	12,000	49,765
Nippon Paper Group	9	24,094
Nippon Sheet Glass	6,000	19,535
Nippon Steel	42,000	140,585
Nippon Telegraph & Telephone	42	172,659
Nippon Yusen	10,000	48,016
Nipponkoa Insurance	3,000	18,425
Nishi-Nippon City Bank	7,000	15,166
Nissan Chemical Industries	2,000	16,113
Nissan Motor	20,600	107,927
Nisshin Steel	8,000	11,008
NISSIN FOODS HOLDINGS	1,000	28,742
Nitto Denko	1,500	33,048
Nomura Holdings	14,700	136,903
Nomura Real Estate Office Fund	3	17,124
Nomura Research Institute	1,200	19,553
NSK	4,000	16,723
NTN	4,000	14,920
NTT Data	12	39,405
NTT DoCoMo	128	203,410
Obayashi	6,000	29,183
Odakyu Electric Railway	7,000	51,307
OJI Paper	7,000	26,777
OKUMA	2,000	8,954
Olympus	2,000	38,269
Omron	2,100	29,835
Ono Pharmaceutical	600	26,887
Oriental Land	700	49,738
ORIX	760	80,792
Osaka Gas	20,000	71,868

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Panasonic	16,000	249,196
Panasonic Electric Works	3,000	25,906
Promise	750	13,358
Rakuten	60	29,743
Resona Holdings	44	45,444
Ricoh	6,000	63,926
Rohm	900	42,611
Sankyo	600	27,149
Sanyo Electric	18,000 [a]	26,987
Sapporo Hokuyo Holdings	4	17,561
SBI Holdings	86	10,251
Secom	2,000	77,543
Sega Sammy Holdings	2,100	16,151
Seiko Epson	1,300	19,770
Sekisui Chemical	4,000	23,266
Sekisui House	4,000	40,618
Seven & I Holdings	7,200	201,981
Sharp	9,000	63,640
Shikoku Electric Power	1,100	32,282
Shimamura	200	13,881
Shimizu	6,000	29,971
Shin-Etsu Chemical	3,300	172,979
Shinsei Bank	12,000	18,264
Shionogi & Co	3,000	50,991
Shiseido	3,000	60,869
Shizuoka Bank	6,000	52,491
Showa Denko	10,000	15,008
Showa Shell Sekiyu	2,900	23,383
SMC	500	47,834
Softbank	6,400	62,572
Sojitz	9,800	16,780
Sompo Japan Insurance	7,000	49,925
Sony	8,400	192,491
Sony Financial Holdings	5	16,503
Stanley Electric	1,600	20,795
SUMCO	1,100	11,755
Sumitomo	9,200	82,637

Common Stocks (continued)

	Shares	Value ($)
Japan (continued)		
Sumitomo Chemical	13,000	39,469
Sumitomo Electric Industries	6,000	48,280
Sumitomo Heavy Industries	5,000	15,275
Sumitomo Metal Industries	33,000	87,852
Sumitomo Metal Mining	5,000	37,520
Sumitomo Mitsui Financial Group	55	223,657
Sumitomo Realty & Development	3,000	48,212
Sumitomo Rubber Industries	2,400	21,178
Sumitomo Trust & Banking	12,000	55,897
Suruga Bank	2,000	18,613
Suzuken	900	19,264
Suzuki Motor	2,100	30,468
T & D Holdings	1,700	65,514
Taiheiyo Cement	9,000	10,746
Taisei	9,000	20,584
Taisho Pharmaceutical	2,000	36,160
Taiyo Nippon Sanso	4,000	25,648
Takashimaya	3,000	23,455
Takeda Pharmaceutical	6,600	333,165
Takefuji	1,330	10,862
TDK	1,100	36,809
Teijin	8,000	20,629
Terumo	1,600	67,557
THK	1,300	17,722
Tobu Railway	9,000	46,124
Tohoku Electric Power	4,000	91,040
Tokai Rika	800	8,297
Tokio Marine Holdings	5,600	174,962
Tokuyama	2,000	10,042
Tokyo Electric Power	10,400	299,089
Tokyo Electron	1,500	49,670
Tokyo Gas	21,000	91,618
Tokyo Tatemono	3,000	12,279
Tokyu	10,000	39,193
Tokyu Land	4,000	11,202
TonenGeneral Sekiyu	4,000	33,846

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Toppan Printing	5,000	36,715
Toray Industries	11,000	51,063
Toshiba	25,000	90,250
Tosoh	5,000	10,147
TOTO	3,000	21,353
Toyo Seikan Kaisha	1,800	22,519
Toyota Industries	1,500	34,362
Toyota Motor	22,900	904,227
Toyota Tsusho	2,200	21,054
Trend Micro	1,000	24,794
Ube Industries	10,000	20,756
UNICHARM	500	35,738
UNY	3,000	23,587
West Japan Railway	15	66,532
Yahoo! Japan	138	45,251
Yakult Honsha	1,100	27,810
Yamada Denki	740	40,166
Yamaha	1,900	18,310
Yamaha Motor	1,800	19,800
Yamato Holdings	4,000	44,065
Yaskawa Electric	3,000	13,098
Yokogawa Electric	2,500	11,548
		15,416,829
Luxembourg—.1%		
ArcelorMittal	4,513	114,769
Millicom International Cellular	337	12,149
Reinet Investments	332 [a]	3,407
SES	1,553	27,649
		157,974
Netherlands—.0%		
European Aeronautic Defence and Space	1,673	27,452
STMicroelectronics	3,509	28,455
		55,907
New Zealand—.0%		
Auckland International Airport	7,010	7,429
Fletcher Building	3,585	11,991

Common Stocks (continued)	Shares	Value ($)
New Zealand (continued)		
Sky City Entertainment Group	3,565	6,800
Telecom Corp of New Zealand	11,134	15,372
		41,592
Norway–.2%		
Acergy	1,055	6,942
Aker Solutions	890	4,819
DNB NOR	3,966	22,681
Frontline	113	3,458
Norsk Hydro	3,826	15,913
Orkla	4,487	29,659
Petroleum Geo-Services	925 ᵃ	4,555
Renewable Energy	600 ᵃ	5,606
SeaDrill	1,512	14,374
StatoilHydro	6,946	134,954
Storebrand	2,069	4,825
Telenor	4,546	26,943
Yara International	1,026	21,222
		295,951
Panama–.0%		
McDermott International	1,366 ᵃ	**23,400**
Portugal–.1%		
Banco BPI	2,091	4,295
Banco Comercial Portugues, Cl. R	12,702	14,706
Banco Espirito Santo	1,218	11,584
Brisa	1,623	12,385
Energias de Portugal	9,893	33,695
Portugal Telecom	3,609	23,536
Sonae	4,870	2,964
Zon Multimedia Servicos de Telecomunicacoes	933	4,731
		107,896
Singapore–.4%		
Ascendas Real Estate Investment Trust	6,000	6,468
CapitaCommercial Trust	9,000	6,095
CapitaLand	10,000	19,739
CapitaMall Trust	7,000	9,160
City Developments	3,000	13,047
ComfortDelgro	10,000	8,165

Common Stocks (continued)	Shares	Value ($)
Singapore (continued)		
DBS Group Holdings	7,000	53,556
Flextronics International	4,691 [a]	19,608
Fraser and Neave	4,000	7,488
Golden Agri-Resources	16,000	2,080
Keppel	7,000	21,550
Keppel Land	2,000	2,552
Noble Group	5,000	3,610
Oversea-Chinese Banking	14,000	46,927
SembCorp Industries	6,000	10,113
SembCorp Marine	3,000	3,656
Singapore Airlines	2,866	21,609
Singapore Exchange	5,000	17,582
Singapore Press Holdings	9,000	19,557
Singapore Technologies Engineering	8,000	12,656
Singapore Telecommunications	43,000	72,306
United Overseas Bank	7,000	62,306
Venture	2,000	7,268
Wilmar International	3,000	5,067
		452,165
Sweden—.7%		
Alfa Laval	2,055	14,435
Assa Abloy, Cl. B	1,689	18,527
Atlas Copco, Cl. A	3,634	29,606
Atlas Copco, Cl. B	2,112	15,445
Boliden	2,093	4,968
Electrolux, Ser. B	1,377	12,322
Getinge, Cl. B	975	13,447
Hennes & Mauritz, Cl. B	2,766	97,944
Holmen, Cl. B	391	10,936
Husqvarna, Cl. B	1,474	10,070
Investor, Cl. B	2,186	32,112
Lundin Petroleum	1,191 [a]	5,547
Modern Times Group, Cl. B	280	5,927
Nordea Bank	11,256	88,090
Sandvik	5,457	34,656
Scania, Cl. B	1,733	13,896
Securitas, Cl. B	1,694	15,974

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Skandinaviska Enskilda Banken, Cl. A	2,511	23,920
Skanska, Cl. B	2,036	17,501
SKF, Cl. B	2,086	18,667
Ssab Svenskt Stal, Ser. A	977	9,683
Ssab Svenskt Stal, Ser. B	264	2,354
Svenska Cellulosa, Cl. B	3,324	24,201
Svenska Handelsbanken, Cl. A	2,508	44,887
Swedbank, Cl. A	1,732	13,833
Swedish Match	1,627	22,074
Tele2, Cl. B	1,650	13,866
Telefonaktiebolaget LM Ericsson, Cl. B	16,043	111,147
TeliaSonera	12,150	52,687
Volvo, Cl. B	5,888	30,065
		808,787
Switzerland−2.5%		
ABB	10,237 [a]	131,024
Actelion	455 [a]	23,762
Adecco	572	19,657
Aryzta	368 [a]	12,917
Baloise Holding	239	12,614
Compagnie Financiere Richemont	2,429	50,699
Credit Suisse Group	4,868	180,958
EFG International	239	5,074
Geberit	185	19,006
Givaudan	30	20,265
Holcim	981	55,221
Julius Baer Holding	987	38,042
Kuehne & Nagel International	251	15,010
Lindt & Spruengli	4	8,534
Logitech International	802 [a]	11,865
Lonza Group	223	18,328
Nestle	18,289	704,597
Nobel Biocare Holding	556	9,430
Novartis	11,070	553,476
OC Oerlikon	32 [a]	2,446
Pargesa Holding	126	9,547
Roche Holding	3,269	494,807

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Schindler Holding	237	10,145
SGS	22	21,453
Sonova Holding	220	9,041
Straumann Holding	36	6,041
Sulzer	127	7,394
Swatch Group	385	29,377
Swiss Life Holding	163 [a]	14,513
Swiss Reinsurance	1,637	66,935
Swisscom	106	32,035
Syngenta	484	89,503
Synthes	276	35,278
UBS	13,676 [a]	226,558
Zurich Financial Services	677	135,046
		3,080,598
United Kingdom—6.9%		
3i Group	1,837	16,028
AMEC	1,492	12,463
Anglo American	6,342	156,985
Antofagasta	2,075	12,723
Associated British Foods	1,875	21,070
AstraZeneca	6,989	296,991
Aviva	12,704	75,537
BAE Systems	16,843	94,909
Balfour Beatty	2,627	10,569
Barclays	39,053	112,885
Berkeley Group Holdings	359 [a]	4,321
BG Group	16,056	236,854
BHP Billiton	10,587	180,125
BP	90,730	743,610
British Airways	3,499	7,694
British American Tobacco	8,301	228,005
British Energy Group	4,915	58,766
British Land	2,452	24,405
British Sky Broadcasting	5,387	32,945
BT Group	36,935	68,689
Bunzl	1,463	14,727
Burberry Group	1,918	8,522

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Cable & Wireless	11,743	23,319
Cadbury	6,451	59,204
Cairn Energy	629 [a]	16,302
Capita Group	2,897	29,864
Carnival	783	17,142
Carphone Warehouse Group	2,411	5,220
Centrica	17,593	86,557
Cobham	5,125	15,568
Compass Group	8,797	40,900
Daily Mail & General Trust, Cl. A	1,664	7,824
Diageo	12,230	187,923
Drax Group	1,671	15,538
Enterprise Inns	2,815	4,412
Eurasian Natural Resources	1,694	8,464
Experian	4,824	26,618
Firstgroup	2,308	15,224
Friends Provident	10,440	11,808
G4S	6,075	18,375
GKN	3,959	7,596
GlaxoSmithKline	26,278	508,228
Hammerson	1,387	15,911
Hays	8,012	8,835
HBOS	25,760	41,330
Home Retail Group	4,327	13,755
HSBC Holdings	57,827	711,964
ICAP	2,490	12,351
IMI	1,811	8,047
Imperial Tobacco Group	4,864	130,852
Inchcape	2,452	3,130
Intercontinental Hotels Group	1,164	9,902
International Power	7,129	25,514
Invensys	3,542 [a]	8,836
Investec	2,269	8,615
ITV	17,384	8,356
J Sainsbury	5,502	25,114
Johnson Matthey	1,030	15,510
Kazakhmys	1,077	4,968

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Kingfisher	12,828	23,629
Ladbrokes	3,362	8,569
Land Securities Group	2,235	39,398
Legal & General Group	28,608	32,957
Liberty International	1,214	13,476
Lloyds TSB Group	28,538	91,206
Logica	6,425	7,137
London Stock Exchange Group	865	7,806
Lonmin	738	13,677
Man Group	8,181	47,058
Marks & Spencer Group	7,596	26,878
Meggitt	2,864	6,282
Mitchells & Butlers	2,120	5,352
Mondi	2,125	7,708
National Express Group	730	6,723
National Grid	11,944	135,765
Next	887	15,106
Old Mutual	23,657	19,150
Pearson	3,827	37,595
Persimmon	1,395	6,762
Prudential	11,902	60,576
Reckitt Benckiser Group	2,896	122,127
Reed Elsevier	5,228	46,037
Rentokil Initial	10,046	7,304
Rexam	3,510	21,168
Rio Tinto	4,791	221,703
Rolls-Royce Group	8,656 [a]	45,629
Royal Bank of Scotland Group	79,530	86,738
Royal Dutch Shell, Cl. A	17,039	467,195
Royal Dutch Shell, Cl. B	13,153	352,569
RSA Insurance Group	15,379	34,167
SABMiller	4,313	68,537
Sage Group	6,269	17,523
Schroders	705	9,010
Scottish & Southern Energy	4,155	81,501
Segro	1,931	8,752
Serco Group	2,152	12,848

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Severn Trent	1,129	24,991
Shire	2,647	35,028
Smith & Nephew	4,205	38,659
Smiths Group	1,861	24,010
Stagecoach Group	2,979	8,905
Standard Chartered	6,804	111,584
Standard Life	10,301	39,737
Tate & Lyle	2,042	12,150
Tesco	37,665	206,549
Thomas Cook Group	2,826	7,671
Thomson Reuters	894	15,499
Tomkins	5,034	9,313
Tui Travel	3,200	9,741
Tullow Oil	3,407	28,845
Unilever	6,218	140,252
United Business Media	1,310	8,504
United Utilities Group	3,215	36,336
Vedanta Resources	758	10,410
Vodafone Group	256,008	492,649
Whitbread	780	11,261
William Hill	2,005	6,188
Willis Group Holdings	842	22,094
WM Morrison Supermarkets	11,458	48,829
Wolseley	3,172	17,323
WPP Group	5,288	32,040
Xstrata	3,039	51,803
		8,243,888
United States−38.3%		
3M	3,558	228,779
Abbott Laboratories	8,215	453,057
Abercrombie & Fitch, Cl. A	400	11,584
Activision Blizzard	3,426 [a]	42,688
Adobe Systems	2,819 [a]	75,098
Advance Auto Parts	548	17,097
Advanced Micro Devices	3,524 [a]	12,334
AES	3,485 [a]	27,775
Aetna	2,568	63,866

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Affiliated Computer Services, Cl. A	524 [a]	21,484
Aflac	2,522	111,674
AGCO	436 [a]	13,742
Agilent Technologies	1,927 [a]	42,760
Air Products & Chemicals	1,115	64,815
AK Steel Holding	649	9,034
Akamai Technologies	1,064 [a]	15,300
Alcoa	4,318	49,700
Allegheny Energy	842	25,386
Allegheny Technologies	406	10,775
Allergan	1,615	64,067
Alliance Data Systems	463 [a]	23,224
Alliant Energy	643	18,891
Allied Capital	1,230	8,979
Allstate	2,776	73,258
Alpha Natural Resources	432 [a]	15,452
Altera	1,774	30,779
Altria Group	11,134	213,661
Amazon.com	1,661 [a]	95,075
AMB Property	470	11,294
Ameren	1,085	35,208
American Capital	996	13,993
American Eagle Outfitters	1,109	12,332
American Electric Power	2,125	69,338
American Express	5,540	152,350
American International Group	12,026	22,969
American Tower, Cl. A	2,098 [a]	67,786
Ameriprise Financial	1,154	24,926
AmerisourceBergen	936	29,268
Amgen	5,792 [a]	346,883
Amphenol, Cl. A	887	25,412
Amylin Pharmaceuticals	787 [a]	8,035
Anadarko Petroleum	2,483	87,650
Analog Devices	1,503	32,104
Anheuser-Busch	3,791	235,155
Annaly Capital Management	2,738	38,058
AON	1,420	60,066

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Apache	1,772	145,888
Apartment Investment & Management, Cl. A	589	8,617
Apollo Group, Cl. A	750 a	52,132
Apple	4,694 a	505,027
Applied Biosystems	953	29,381
Applied Materials	7,177	92,655
Aqua America	747	13,446
Arch Coal	852	18,241
Archer-Daniels-Midland	3,062	63,475
Arrow Electronics	713 a	12,442
Associated Banc-Corp	551	12,155
Assurant	556	14,167
AT & T	31,644	847,110
Autodesk	1,157 a	24,655
Automatic Data Processing	2,750	96,112
AutoZone	251 a	31,949
AvalonBay Communities	448	31,817
Avery Dennison	561	19,646
Avnet	710 a	11,885
Avon Products	2,260	56,116
Baker Hughes	1,633	57,073
Ball	544	18,605
Bank of America	26,101	630,861
Barr Pharmaceuticals	597 a	38,363
Baxter International	3,336	201,794
BB & T	2,896	103,821
Beckman Coulter	366	18,271
Becton, Dickinson & Co.	1,294	89,804
Bed Bath & Beyond	1,345 a	34,661
Berkshire Hathaway, Cl. B	52 a	199,680
Best Buy	1,851	49,625
Biogen Idec	1,536 a	65,357
BJ Services	1,637	21,035
Black & Decker	321	16,249
BMC Software	1,113 a	28,737
Boeing	3,795	198,365
BorgWarner	550	12,359

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Boston Properties	632	44,796
Boston Scientific	7,131 a	64,393
Bristol-Myers Squibb	10,523	216,248
Broadcom, Cl. A	2,315 a	39,540
Brown-Forman, Cl. B	355	16,117
Bunge	630	24,198
Burlington Northern Santa Fe	1,832	163,158
C.H. Robinson Worldwide	887	45,929
C.R. Bard	523	46,155
CA	2,044	36,383
Cablevision Systems (NY Group), Cl. A	1,167	20,691
Cabot Oil & Gas	457	12,828
Cadence Design Systems	1,594 a	6,488
Camden Property Trust	298	10,046
Cameron International	1,125 a	27,293
Campbell Soup	1,221	46,337
Capital One Financial	1,988	77,771
Cardinal Health	1,891	72,236
Carmax	1,273 a	13,519
Carnival	2,312	58,725
Caterpillar	3,269	124,778
CB Richard Ellis Group, Cl. A	780 a	5,468
CBS, Cl. B	3,114	30,237
Celanese, Ser. A	873	12,100
Celgene	2,313 a	148,633
CenterPoint Energy	1,828	21,059
Centex	516	6,321
Cephalon	337 a	24,170
CF Industries Holdings	298	19,129
Charles River Laboratories International	398 a	14,260
Charles Schwab	5,169	98,831
Chesapeake Energy	2,719	59,736
Chevron	11,017	821,868
Chubb	1,936	100,324
CIGNA	1,481	24,140
Cimarex Energy	487	19,704
Cincinnati Financial	742	19,285

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Cintas	804	19,055
Cisco Systems	31,458 a	559,009
Citigroup	27,949	381,504
Citrix Systems	885 a	22,806
Cliffs Natural Resources	441	11,903
Clorox	795	48,344
CME Group	321	90,570
Coach	1,773 a	36,524
Coca-Cola	11,131	490,432
Coca-Cola Enterprises	1,491	14,985
Cognizant Technology Solutions, Cl. A	1,728 a	33,178
Colgate-Palmolive	2,699	169,389
Comcast, Cl. A	10,279	161,997
Comcast, Cl. A (Special)	4,849	74,772
Comerica	796	21,962
Computer Sciences	758 a	22,861
ConAgra Foods	2,571	44,787
ConocoPhillips	7,802	405,860
Consol Energy	948	29,758
Consolidated Edison	1,440	62,381
Constellation Brands, Cl. A	1,113 a	13,957
Constellation Energy Group	1,078	26,098
Cooper Industries, Cl. A	1,025	31,723
Corning	8,357	90,506
Costco Wholesale	2,300	131,123
Covance	375 a	18,750
Coventry Health Care	833 a	10,987
Crown Castle International	1,390 a	29,426
CSX	2,147	98,161
Cummins	1,002	25,902
CVS Caremark	7,601	232,971
D.R. Horton	1,484	10,952
Danaher	1,350	79,974
Darden Restaurants	796	17,647
DaVita	581 a	32,972
Dean Foods	714 a	15,608
Deere & Co.	2,286	88,148

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Dell	9,658 a	117,345
Denbury Resources	1,447 a	18,391
Dentsply International	816	24,790
Developers Diversified Realty	559	7,362
Devon Energy	2,253	182,178
Diamond Offshore Drilling	397	35,254
DIRECTV Group	3,641 a	79,701
Discover Financial Services	2,218	27,171
Discovery Communications, Ser. A	912 a	12,440
Discovery Communications, Ser. C	912 a	12,148
DISH Network, Cl. A	1,014 a	15,960
Dominion Resources	3,068	111,307
Domtar	2,653 a	6,579
Dover	981	31,166
Dow Chemical	4,941	131,776
Dr. Pepper Snapple Group	1,447 a	33,136
DST Systems	275 a	11,160
DTE Energy	937	33,076
Duke Energy	6,709	109,893
Duke Realty	690	9,736
Dun & Bradstreet	333	24,539
Dynergy, Cl. A	3,343 a	12,169
E.I. du Pont de Nemours & Co.	4,786	153,152
Eastman Chemical	405	16,358
Eastman Kodak	1,384	12,705
Eaton	823	36,706
eBay	5,936 a	90,643
Ecolab	1,070	39,868
Edison International	1,636	58,225
El Paso	3,646	35,366
Electronic Arts	1,682 a	38,316
Eli Lilly & Co.	5,442	184,048
Embarq	824	24,720
EMC	10,970 a	129,227
Emerson Electric	4,147	135,731
Energen	311	10,440
Energizer Holdings	318 a	15,537

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
ENSCO International	857	32,575
Entergy	1,015	79,221
EOG Resources	1,317	106,572
Equifax	695	18,126
Equitable Resources	603	20,930
Equity Residential	1,429	49,915
Estee Lauder, Cl. A	571	20,579
Exelon	3,487	189,135
Expedia	1,279 [a]	12,163
Expeditors International Washington	1,267	41,368
Express Scripts	1,130 [a]	68,489
Exterran Holdings	413 [a]	9,255
Exxon Mobil	28,086	2,081,734
Family Dollar Stores	759	20,425
Fastenal	723	29,108
Federal National Mortgage Association	6,470 [b]	5,998
Federal Realty Investment Trust	314	19,239
FedEx	1,563	102,173
Fidelity National Financial, Cl. A	1,023	9,217
Fidelity National Information Services	919	13,868
Fifth Third Bancorp	2,546	27,624
First American	368	7,511
First Solar	237 [a]	34,057
FirstEnergy	1,617	84,343
Fiserv	850 [a]	28,356
Flowserve	333	18,954
Fluor	924	36,895
FMC Technologies	772 [a]	27,012
Ford Motor	9,989 [a]	21,876
Forest City Enterprises, Cl. A	261	3,103
Forest Laboratories	1,583 [a]	36,773
Forest Oil	403 [a]	11,772
Fortune Brands	800	30,512
Foster Wheeler	870 [a]	23,838
FPL Group	2,055	97,078
Franklin Resources	875	59,500
Freddie Mac	3,913 [b]	4,030

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Freeport-McMoRan Copper & Gold	2,032	59,131
GameStop, Cl. A	771 a	21,118
Gannett	1,090	11,990
Gap	2,708	35,042
Genentech	2,514 a	208,511
General Dynamics	1,797	108,395
General Electric	55,841	1,089,458
General Growth Properties	1,302	5,390
General Mills	1,778	120,442
General Motors	2,189	12,652
Genuine Parts	971	38,209
Genworth Financial, Cl. A	2,569	12,434
Genzyme	1,418 a	103,344
Gilead Sciences	4,903 a	224,803
Goldman Sachs Group	2,079	192,308
Goodrich	766	28,005
Goodyear Tire & Rubber	1,201 a	10,713
Google, Cl. A	1,271 a	456,747
H & R Block	1,869	36,857
H.J. Heinz	1,669	73,136
Halliburton	4,631	91,647
Hansen Natural	322 a	8,153
Harley-Davidson	1,247	30,527
Harris	675	24,266
Harsco	495	11,717
Hartford Financial Services Group	1,666	17,193
Hasbro	677	19,680
HCP	1,440	43,099
Health Net	635 a	8,179
Helmerich & Payne	502	17,224
Henry Schein	495 a	23,171
Hershey	880	32,771
Hertz Global Holdings	1,100 a	7,909
Hess	1,542	92,844
Hewlett-Packard	13,127	502,502
Hologic	1,564 a	19,143
Home Depot	8,985	211,956

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Honeywell International	3,740	113,883
Hormel Foods	355	10,032
Hospira	798 a	22,200
Host Hotels & Resorts	2,944	30,441
Hudson City Bancorp	2,331	43,846
Humana	875 a	25,891
Huntington Bancshares	1,745	16,490
Huntsman	637	6,434
Illinois Tool Works	2,216	73,992
IMS Health	944	13,537
Intel	30,496	487,936
IntercontinentalExchange	271 a	23,187
International Business Machines	7,315	680,076
International Flavors & Fragrances	417	13,294
International Game Technology	1,536	21,504
International Paper	2,144	36,920
Interpublic Group of Cos.	2,211 a	11,475
Intersil, Cl. A	730	9,994
Intuit	1,607 a	40,271
Intuitive Surgical	225 a	38,878
Invitrogen	545 a	15,691
Iron Mountain	938 a	22,775
ITT	910	40,495
J.C. Penney	1,246	29,804
Jacobs Engineering Group	732 a	26,667
Janus Capital Group	764	8,969
JDS Uniphase	1,212 a	6,618
Johnson & Johnson	15,012	920,836
Johnson Controls	3,144	55,743
Joy Global	642	18,605
JPMorgan Chase & Co.	19,621	809,366
Juniper Networks	2,772 a	51,947
KBR	971	14,410
Kellogg	1,403	70,739
KeyCorp	2,842	34,758
Kimberly-Clark	2,221	136,125
Kimco Realty	1,318	29,760

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
KLA-Tencor	844	19,623
Kohl's	1,552 [a]	54,522
Kraft Foods, Cl. A	7,739	225,514
Kroger	3,324	91,277
L-3 Communications Holdings	648	52,598
Laboratory Corp. of America Holdings	654 [a]	40,214
Lam Research	594 [a]	13,282
Lamar Advertising, Cl. A	425 [a]	6,447
Las Vegas Sands	551 [a]	7,819
Legg Mason	690	15,311
Leggett & Platt	962	16,700
Lennar, Cl. A	532	4,118
Leucadia National	1,012	27,162
Level 3 Communications	8,752 [a]	9,190
Lexmark International, Cl. A	547 [a]	14,129
Liberty Global, Cl. A	1,009 [a]	16,638
Liberty Global, Ser. C	745 [a]	12,039
Liberty Media-Entertainment, Ser. A	2,604 [a]	41,924
Liberty Media-Interactive, Cl. A	2,918 [a]	14,240
Liberty Property Trust	477	11,376
Limited Brands	1,817	21,768
Lincoln National	1,369	23,602
Linear Technology	1,283	29,098
Lockheed Martin	1,830	155,642
Loews	1,729	57,420
Lorillard	919	60,525
Lowe's Cos.	7,768	168,566
LSI	3,346 [a]	12,882
M & T Bank	374	30,331
Macerich	349	10,268
Macy's	2,494	30,651
Manitowoc	764	7,518
Manpower	411	12,794
Marathon Oil	3,758	109,358
Marriott International, Cl. A	1,462	30,512
Marsh & McLennan Cos.	2,709	79,428
Marshall & Ilsley	1,137	20,500

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Martin Marietta Materials	242	18,968
Masco	2,121	21,528
MasterCard, Cl. A	387	57,206
Mattel	2,087	31,347
McAfee	926 [a]	30,141
McCormick & Co.	672	22,620
McDonald's	6,032	349,434
McGraw-Hill	1,694	45,467
McKesson	1,468	54,008
MDU Resources Group	854	15,551
MeadWestvaco	933	13,090
Medco Health Solutions	2,687 [a]	101,972
Medtronic	5,974	240,931
MEMC Electronic Materials	1,142 [a]	20,990
Merck & Co.	11,422	353,511
Merrill Lynch & Co.	8,278	153,888
MetLife	4,158	138,129
Metropcs Communications	966 [a]	13,273
MGM MIRAGE	590 [a]	9,711
Microchip Technology	1,087	26,773
Micron Technology	3,512 [a]	16,542
Microsoft	44,651	997,057
Millipore	316 [a]	16,397
Mirant	1,268 [a]	22,215
Mohawk Industries	306 [a]	14,804
Molson Coors Brewing, Cl. B	631	23,574
Monsanto	2,919	259,733
Monster Worldwide	520 [a]	7,405
Moody's	1,074	27,494
Morgan Stanley	5,285	92,329
Mosaic	819	32,277
Motorola	11,938	64,107
Murphy Oil	953	48,260
Nasdaq OMX Group	679 [a]	22,040
National City	4,141	11,181
National Oilwell Varco	2,201 [a]	65,788
National Semiconductor	1,287	16,950

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Nationwide Financial Services, Cl. A	200	9,462
NetApp	2,036 a	27,547
New York Community Bancorp	1,965	30,772
Newell Rubbermaid	1,529	21,024
Newfield Exploration	629 a	14,454
Newmont Mining	2,313	60,924
News, Cl. A	9,646	102,633
News, Cl. B	2,494	26,486
NII Holdings	989 a	25,477
NIKE, Cl. B	1,955	112,667
NiSource	1,607	20,827
Noble	1,419	45,706
Noble Energy	907	47,001
Nordstrom	928	16,788
Norfolk Southern	1,995	119,580
Northern Trust	1,048	59,013
Northrop Grumman	1,723	80,791
NRG Energy	1,114 a	25,901
Nucor	1,656	67,085
NVIDIA	3,190 a	27,944
NYSE Euronext	690	20,824
Occidental Petroleum	4,366	242,488
Office Depot	1,821 a	6,556
Old Republic International	1,056	9,726
Omnicom Group	1,692	49,982
ONEOK	462	14,738
Oracle	21,936 a	401,209
Owens-Illinois	823 a	18,830
Paccar	1,834	53,626
Pactiv	673 a	15,856
Pall	719	18,989
Parker Hannifin	872	33,807
Patterson Cos.	526 a	13,324
Patterson-UTI Energy	904	11,996
Paychex	1,712	48,860
Peabody Energy	1,434	49,487
Pentair	544	15,036

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
People's United Financial	1,907	33,373
Pepco Holdings	1,138	23,500
Pepsi Bottling Group	688	15,907
PepsiCo	8,445	481,449
PetroHawk Energy	1,341 [a]	25,412
PetSmart	735	14,472
Pfizer	36,025	638,003
PG & E	1,919	70,370
Pharmaceutical Product Development	527	16,326
Philip Morris International	11,230	488,168
Pinnacle West Capital	520	16,458
Pioneer Natural Resources	707	19,676
Pitney Bowes	1,071	26,539
Plains Exploration & Production	657 [a]	18,527
Plum Creek Timber	1,000	37,280
PNC Financial Services Group	1,835	122,339
Polo Ralph Lauren	340	16,038
PPG Industries	866	42,936
PPL	1,973	64,754
Praxair	1,661	108,214
Precision Castparts	735	47,635
Priceline.com	162 [a]	8,526
Pride International	827 [a]	15,539
Principal Financial Group	1,366	25,940
Procter & Gamble	16,263	1,049,614
Progress Energy	1,310	51,575
Progressive	3,395	48,447
ProLogis	1,382	19,348
Prudential Financial	2,305	69,150
Public Service Enterprise Group	2,693	75,808
Public Storage	670	54,605
Pulte Homes	1,127	12,555
QUALCOMM	8,613	329,533
Quest Diagnostics	957	44,788
Questar	1,043	35,942
Quicksilver Resources	707 [a]	7,402
Qwest Communications International	7,787	22,271

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
R.R. Donnelley & Sons	1,238	20,514
Range Resources	891	37,618
Raytheon	2,244	114,691
Regency Centers	407	16,060
Regions Financial	3,471	38,493
Reliant Energy	1,627 a	8,542
Republic Services	1,010	23,937
Reynolds American	933	45,680
Robert Half International	873	16,474
Rockwell Automation	833	23,049
Rockwell Collins	833	31,013
Rohm & Haas	671	47,205
Roper Industries	522	23,673
Ross Stores	795	25,989
Rowan	653	11,845
Royal Caribbean Cruises	627	8,502
Safeway	2,311	49,155
Salesforce.com	596 a	18,452
SanDisk	1,082 a	9,619
SandRidge Energy	434	4,644
Sara Lee	3,721	41,601
SCANA	647	21,293
Schering-Plough	8,611	124,773
Schlumberger	6,352	328,081
Scripps Networks Interactive, Cl. A	418	11,871
Sealed Air	935	15,820
Sears Holdings	415 a	23,962
SEI Investments	782	13,826
Sempra Energy	1,257	53,536
Sherwin-Williams	594	33,805
Sigma-Aldrich	749	32,851
Simon Property Group	1,192	79,900
Sirius XM Radio	18,448 a	6,235
SL Green Realty	277	11,645
SLM	2,777 a	29,631
Smith International	1,156	39,859
Southern	4,074	139,901

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Southwest Airlines	1,006	11,851
Southwestern Energy	1,803 a	64,223
Sovereign Bancorp	2,913 a	8,448
Spectra Energy	3,350	64,756
Sprint Nextel	14,706	46,030
SPX	302	11,699
St. Jude Medical	1,793 a	68,188
Stanley Works	405	13,260
Staples	3,717	72,221
Starbucks	3,841 a	50,432
Starwood Hotels & Resorts Worldwide	1,116	25,155
State Street	2,262	98,058
Steel Dynamics	720	8,582
Stryker	1,527	81,633
Sun Microsystems	4,714 a	21,684
Sunoco	644	19,642
SunPower, Cl. A	213 a	8,320
SunPower, Cl. B	252 a	7,462
SunTrust Banks	1,764	70,807
SUPERVALU	1,048	14,924
Symantec	4,449 a	55,968
Synopsys	831 a	15,191
SYSCO	3,183	83,395
T. Rowe Price Group	1,304	51,560
Target	3,981	159,718
TD Ameritrade Holding	1,230 a	16,347
Telephone & Data Systems	299	8,028
Teradata	839 a	12,912
Terex	587 a	9,797
Tesoro	927	8,964
Texas Instruments	7,025	137,409
Textron	1,288	22,798
Thermo Fisher Scientific	2,219 a	90,091
Tiffany & Co.	692	18,995
Time Warner	19,029	192,003
Time Warner Cable, Cl. A	938 a	18,366
TJX Cos.	2,246	60,103

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Toll Brothers	688 a	15,907
Torchmark	544	22,723
Total System Services	755	10,374
Travelers Cos.	3,208	136,500
Tyson Foods, Cl. A	1,824	15,942
U.S. Bancorp	9,260	276,041
UDR	640	12,646
Ultra Petroleum	794 a	36,961
Union Pacific	2,632	175,739
United Parcel Service, Cl. B	3,646	192,436
United States Steel	612	22,571
United Technologies	4,918	270,293
UnitedHealth Group	6,523	154,791
Unum Group	1,801	28,366
Urban Outfitters	564 a	12,261
UST	780	52,720
Valero Energy	2,799	57,603
Varian Medical Systems	651 a	29,627
Ventas	795	28,668
VeriSign	958 a	20,310
Verizon Communications	15,175	450,242
Vertex Pharmaceuticals	736 a	19,291
VF	500	27,550
Viacom, Cl. B	2,890 a	58,436
Virgin Media	1,855	10,685
Visa, Cl. A	2,378	131,622
VMware, Cl. A	204 a	6,324
Vornado Realty Trust	731	51,572
Vulcan Materials	630	34,196
W.R. Berkley	713	18,731
W.W. Grainger	384	30,171
Wachovia	10,682	68,472
Wal-Mart Stores	12,630	704,880
Walgreen	5,261	133,945
Walt Disney	9,628	249,365
Washington Post, Cl. B	36	15,365
Waste Management	2,598	81,136

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Waters	556 [a]	24,353
WellPoint	2,792 [a]	108,525
Wells Fargo & Co.	16,706	568,839
Western Digital	1,315 [a]	21,698
Western Union	3,921	59,834
Weyerhaeuser	1,117	42,692
Whirlpool	419	19,546
White Mountains Insurance Group	38	13,091
Whole Foods Market	635	6,807
Williams	3,090	64,797
Williams-Sonoma	504	4,173
Windstream	2,456	18,445
Wisconsin Energy	689	29,972
Wyeth	7,091	228,188
Wyndham Worldwide	1,032	8,452
Wynn Resorts	314	18,966
Xcel Energy	2,488	43,341
Xerox	4,742	38,031
Xilinx	1,413	26,027
XTO Energy	2,916	104,830
Yahoo!	6,946 [a]	89,048
Yum! Brands	2,508	72,757
Zimmer Holdings	1,225 [a]	56,877
Zions Bancorporation	507	19,322
		46,613,861
Total Common Stocks		
(cost $123,390,500)		**82,132,944**

Short-Term Investments−18.7%	Principal Amount ($)	Value ($)
U.S. Government Agencies−8.2%		
Federal Home Loan Mortgage Corp.		
2.43%, 11/17/08	5,000,000 [b]	4,994,589
Federal National Mortgage Association		
2.48%, 11/6/08	5,000,000 [b]	4,998,278
		9,992,867

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—10.5%		
0.38%, 12/18/08	2,950,000 c	2,948,439
0.58%, 11/28/08	9,900,000 c	9,899,248
		12,847,687
Total Short-Term Investments		
(cost $22,837,086)		22,840,554

Other Investment—18.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $22,348,000)	22,348,000 d	22,348,000

Total Investments (cost $168,575,586)	**104.3%**	**127,321,498**
Liabilities, Less Cash and Receivables	**(4.3%)**	**(5,280,901)**
Net Assets	**100.0%**	**122,040,597**

a   *Non-income producing security.*
b   *On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator. As such, the FHFA will oversee the continuing affairs of these companies.*
c   *All or partially held by a broker as collateral for open financial futures positions.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Short-Term/		Consumer Discretionary	6.7
Money Market Investment	37.0	Energy	5.8
Financial	11.5	Utilities	5.1
Health Care	8.4	Materials	3.4
Information Technology	8.2	Telecommunication Services	2.7
Consumer Staples	7.8		
Industrial	7.7		**104.3**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2008 ($)
Financial Futures Long				
Amsterdam Exchanges Index	127	8,583,584	November 2008	(27,564)
Canadian 10 Year Bond	14	1,349,394	December 2008	(20,323)
FTSE 100 Index	101	7,145,280	December 2008	(1,065,242)
Hang Seng Stock Index	52	4,673,019	November 2008	696,854
IBEX 35 Index	50	5,705,926	November 2008	(605,267)
S&P ASX 200 Index	92	6,124,310	December 2008	(643,954)
S & P/MIB Index	52	6,995,118	December 2008	(1,633,446)
S & P/Toronto Stock Exchange 60 Index	47	4,569,922	December 2008	(860,432)
U.S. Treasury 10 Year Notes	422	47,718,971	December 2008	(660,421)
Financial Futures Short				
Australian 10 Year Bond	115	(8,067,940)	December 2008	(242,406)
CAC 40 10 Euro	12	(527,942)	November 2008	(25,525)
Dax Index	50	(8,028,366)	December 2008	1,464,269
Euro-Bund 10 Year	26	(3,822,143)	December 2008	28,440
Japanese 10 Year Bond	7	(9,820,641)	December 2008	(114,672)
Japanese 10 Year Mini Bond	12	(1,680,488)	December 2008	13,604
S & P 500 Emini	250	(12,091,250)	December 2008	2,838,831
Topix Index	166	(14,414,235)	December 2008	2,989,192
10 Year Long Gilt	28	(5,034,852)	December 2008	20,494
				2,152,432

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	146,227,586	104,973,498
Affiliated issuers	22,348,000	22,348,000
Cash denominated in foreign currencies	492,793	451,657
Receivable for investment securities sold		3,786,940
Receivable for futures variation margin–Note 4		1,129,190
Unrealized appreciation on forward currency exchange contracts–Note 4		967,519
Dividends and interest receivable		317,685
Receivable for shares of Common Stock subscribed		199,904
Prepaid expenses		34,220
		134,208,613
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		226,988
Cash overdraft due to Custodian		305,531
Payable for investment securities purchased		7,737,289
Unrealized depreciation on forward currency exchange contracts–Note 4		2,725,757
Payable for shares of Common Stock redeemed		1,066,890
Accrued expenses		105,561
		12,168,016
Net Assets ($)		**122,040,597**
Composition of Net Assets ($):		
Paid-in capital		227,274,033
Accumulated undistributed investment income–net		4,142,140
Accumulated net realized gain (loss) on investments		(68,480,342)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including $2,152,432 net unrealized appreciation on financial futures)		(40,895,234)
Net Assets ($)		**122,040,597**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	74,082,507	26,706,343	21,124,014	127,733
Shares Outstanding	8,732,696	3,189,796	2,479,335	15,094
Net Asset Value Per Share ($)	**8.48**	**8.37**	**8.52**	**8.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2008

Investment Income ($):	
Income:	
Interest	3,993,057
Cash dividends (net of $67,731 foreign taxes withheld at source):	
Unaffiliated issuers	2,855,187
Affiliated issuers	942,747
Total Income	**7,790,991**
Expenses:	
Management fee–Note 3(a)	3,193,178
Shareholder servicing costs–Note 3(c)	920,173
Distribution fees–Note 3(b)	434,540
Custodian fees–Note 3(c)	123,944
Registration fees	82,783
Prospectus and shareholders' reports	80,633
Professional fees	50,093
Directors' fees and expenses–Note 3(d)	17,546
Loan commitment fees–Note 2	3,362
Miscellaneous	22,146
Total Expenses	**4,928,398**
Less–reduction in fees due to earnings credits–Note 1(c)	(7,269)
Net Expenses	**4,921,129**
Investment Income–Net	**2,869,862**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(7,415,985)
Net realized gain (loss) on options transactions	(10,547,824)
Net realized gain (loss) on financial futures	(34,414,510)
Net realized gain (loss) on forward currency exchange contracts	(15,274,682)
Net Realized Gain (Loss)	**(67,653,001)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions [including ($565,009) net unrealized (depreciation) on financial futures]	(50,198,987)
Net Realized and Unrealized Gain (Loss) on Investments	**(117,851,988)**
Net (Decrease) in Net Assets Resulting from Operations	**(114,982,126)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2008	2007 [a]
Operations ($):		
Investment income–net	2,869,862	6,673,748
Net realized gain (loss) on investments	(67,653,001)	7,326,905
Net unrealized appreciation (depreciation) on investments	(50,198,987)	8,035,990
Net Increase (Decrease) in Net Assets Resulting from Operations	**(114,982,126)**	**22,036,643**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(4,956,583)	(485,921)
Class C Shares	(1,154,809)	(53,687)
Class I Shares	(1,322,029)	(63,602)
Class T Shares	(61,142)	(11,569)
Net realized gain on investments:		
Class A Shares	(3,164,732)	(1,191,979)
Class C Shares	(996,907)	(153,298)
Class I Shares	(743,147)	(146,892)
Class T Shares	(43,650)	(31,343)
Total Dividends	**(12,442,999)**	**(2,138,291)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	42,670,237	300,359,829
Class C Shares	9,555,407	83,421,689
Class I Shares	7,557,864	57,909,486
Class T Shares	358,239	3,890,452
Dividends reinvested:		
Class A Shares	7,059,564	1,512,242
Class C Shares	1,084,715	122,768
Class I Shares	1,295,526	186,213
Class T Shares	104,679	42,912
Cost of shares redeemed:		
Class A Shares	(194,329,875)	(64,694,169)
Class C Shares	(42,873,923)	(5,295,684)
Class I Shares	(28,968,411)	(5,952,741)
Class T Shares	(3,225,890)	(933,424)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(199,711,868)**	**370,569,573**
Total Increase (Decrease) in Net Assets	**(327,136,993)**	**390,467,925**
Net Assets ($):		
Beginning of Period	449,177,590	58,709,665
End of Period	**122,040,597**	**449,177,590**
Undistributed investment income–net	4,142,140	6,328,900

	Year Ended October 31,	
	2008	2007[a]
Capital Share Transactions:		
Class A		
Shares sold	3,345,543	21,915,964
Shares issued for dividends reinvested	538,898	112,018
Shares redeemed	(16,084,298)	(4,664,433)
Net Increase (Decrease) in Shares Outstanding	**(12,199,857)**	**17,363,549**
Class C		
Shares sold	745,966	6,115,891
Shares issued for dividends reinvested	83,314	9,128
Shares redeemed	(3,643,679)	(386,539)
Net Increase (Decrease) in Shares Outstanding	**(2,814,399)**	**5,738,480**
Class I		
Shares sold	601,651	4,218,296
Shares issued for dividends reinvested	98,744	13,774
Shares redeemed	(2,607,302)	(427,753)
Net Increase (Decrease) in Shares Outstanding	**(1,906,907)**	**3,804,317**
Class T		
Shares sold	26,835	290,593
Shares issued for dividends reinvested	7,997	3,181
Shares redeemed	(267,559)	(67,727)
Net Increase (Decrease) in Shares Outstanding	**(232,727)**	**226,047**

[a]   *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,		
Class A Shares	2008	2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	14.25	13.23	12.50
Investment Operations:			
Investment income−net[b]	.13	.32	.12
Net realized and unrealized gain (loss) on investments	(5.47)	.93	.61
Total from Investment Operations	(5.34)	1.25	.73
Distributions:			
Dividends from investment income−net	(.26)	(.07)	−
Dividends from net realized gain on investments	(.17)	(.16)	−
Total Distributions	(.43)	(.23)	−
Net asset value, end of period	8.48	14.25	13.23
Total Return (%)[c]	(38.52)	9.53	5.84[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.61	1.52	2.67[e]
Ratio of net expenses to average net assets	1.61[f]	1.44	1.54[e]
Ratio of net investment income to average net assets	1.09	2.31	2.09[e]
Portfolio Turnover Rate	24.53	3.05	−
Net Assets, end of period ($ x 1,000)	74,083	298,284	47,215

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Class C Shares	Year Ended October 31,		
	2008	2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	14.10	13.18	12.50
Investment Operations:			
Investment income–net[b]	.04	.21	.08
Net realized and unrealized gain (loss) on investments	(5.40)	.93	.60
Total from Investment Operations	(5.36)	1.14	.68
Distributions:			
Dividends from investment income–net	(.20)	(.06)	–
Dividends from net realized gain on investments	(.17)	(.16)	–
Total Distributions	(.37)	(.22)	–
Net asset value, end of period	8.37	14.10	13.18
Total Return (%)[c]	(38.97)	8.80	5.36[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.35	2.28	3.49[e]
Ratio of net expenses to average net assets	2.35[f]	2.19	2.29[e]
Ratio of net investment income to average net assets	.32	1.53	1.33[e]
Portfolio Turnover Rate	24.53	3.05	–
Net Assets, end of period ($ x 1,000)	26,706	84,660	3,501

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended October 31,		
Class I Shares	2008	2007[a]	2006[b]
Per Share Data ($):			
Net asset value, beginning of period	14.30	13.24	12.50
Investment Operations:			
Investment income—net[c]	.17	.36	.13
Net realized and unrealized gain (loss) on investments	(5.48)	.93	.61
Total from Investment Operations	(5.31)	1.29	.74
Distributions:			
Dividends from investment income—net	(.30)	(.07)	–
Dividends from net realized gain on investments	(.17)	(.16)	–
Total Distributions	(.47)	(.23)	–
Net asset value, end of period	8.52	14.30	13.24
Total Return (%)	(38.29)	9.86	5.92[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.26	1.23	2.51[e]
Ratio of net expenses to average net assets	1.26[f]	1.17	1.27[e]
Ratio of net investment income to average net assets	1.37	2.58	2.31[e]
Portfolio Turnover Rate	24.53	3.05	–
Net Assets, end of period ($ x 1,000)	21,124	62,712	7,705

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] From May 2, 2006 (commencement of operations) to October 31, 2006.
[c] Based on average shares outstanding at each month end.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

	Year Ended October 31,		
Class T Shares	2008	2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	14.21	13.22	12.50
Investment Operations:			
Investment income—net[b]	.12	.31	.12
Net realized and unrealized gain (loss) on investments	(5.46)	.90	.60
Total from Investment Operations	(5.34)	1.21	.72
Distributions:			
Dividends from investment income—net	(.24)	(.06)	–
Dividends from net realized gain on investments	(.17)	(.16)	–
Total Distributions	(.41)	(.22)	–
Net asset value, end of period	8.46	14.21	13.22
Total Return (%)[c]	(38.57)	9.26	5.68[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.79	1.77	3.10[e]
Ratio of net expenses to average net assets	1.79[f]	1.68	1.85[e]
Ratio of net investment income to average net assets	.97	2.12	1.89[e]
Portfolio Turnover Rate	24.53	3.05	–
Net Assets, end of period ($ x 1,000)	128	3,521	288

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Global Alpha Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. Mellon Capital Management Corporation ("Mellon Capital"), a subsidiary of BNY Mellon, serves as the fund's sub-investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 400 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Investments in debt securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls and delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended October 31, 2008.

As of and during the period ended October 31, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended October 31, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

At October 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,139,956, accumulated capital losses $67,742,824 and unrealized depreciation $41,630,568.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2008. If not applied, the carryover expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2008 and October 31, 2007 were as follows: ordinary income $11,774,361 and $1,750,614 and long-term capital gains $668,638 and $387,677, respectively.

During the period ended October 31, 2008, as a result of permanent book to tax differences, primarily due to foreign currency transactions and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $2,437,941 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

Prior to October 15, 2008, the fund participated with other Dreyfus-managed funds in a $350 million redemption credit facility. Effective October 15, 2008, the fund participates with other Dreyfus-managed funds in a $145 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2008, the fund did not borrow under either Facility.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.10% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Capital, Dreyfus pays Mellon Capital an annual fee of .65% of the value of the fund's average daily net assets, payable monthly.

During the period ended October 31, 2008, the Distributor retained $18,593 from commissions earned on sales of the fund's Class A shares and $75,462 from CDSCs on redemptions of the fund's Class C shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% and .25% of the value of their respective average daily net assets. During the period ended October 31, 2008, Class C and Class T shares were charged $430,642 and $3,898, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2008, Class A, Class C and Class T shares were charged $452,725, $143,547 and $3,898, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2008, the fund was charged $60,738 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended October 31, 2008, the fund was charged $7,269 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2008, the fund was charged $123,944 pursuant to the custody agreement.

During the period ended October 31, 2008, the fund was charged $6,203 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $123,810, Rule 12b-1 distribution plan fees $18,371, shareholder services plan fees $23,199, custodian fees $45,235, chief compliance officer fees $1,973 and transfer agency per account fees $14,400.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures, options transactions and forward currency exchange contracts during the period ended October 31, 2008, amounted to $31,759,055 and $61,579,130, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the fund's call/put options written for the period ended October 31, 2008.

| | Face Amount | | Options Terminated | |
Options Written:	Covered by Contracts ($)	Premiums Received ($)	Cost ($)	Net Realized Gain ($)
Contracts outstanding October 31, 2007	–	–		
Contracts written	5,120	1,571,191		
Contracts terminated:				
Contracts closed	5,120	1,571,191	83,212	1,487,979
Contracts Outstanding October 31, 2008	**–**	**–**		

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Swiss Franc, Expiring 12/17/2008	452,402	404,694	390,418	(14,276)
Swiss Franc, Expiring 12/17/2008	862,400	763,888	744,242	(19,646)
Swiss Franc, Expiring 12/17/2008	1,509,200	1,333,215	1,302,424	(30,791)
Swiss Franc, Expiring 12/17/2008	300,400	261,206	259,242	(1,964)
Swiss Franc, Expiring 12/17/2008	2,703,600	2,353,650	2,333,179	(20,471)
Swiss Franc, Expiring 12/17/2008	895,750	777,291	773,023	(4,268)
Swiss Franc, Expiring 12/17/2008	3,002,000	2,583,076	2,590,695	7,619
Euro Expiring 12/17/2008	595,451	840,664	757,895	(82,769)
Euro Expiring 12/17/2008	5,178,315	7,231,413	6,591,002	(640,411)
Euro Expiring 12/17/2008	44,500	59,634	56,640	(2,994)
British Pound, Expiring 12/17/2008	184,173	320,872	295,585	(25,287)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
British Pound, Expiring 12/17/2008	385,875	677,164	619,303	(57,861)
British Pound, Expiring 12/17/2008	1,485,476	2,605,644	2,384,088	(221,556)
British Pound, Expiring 12/17/2008	1,806,426	3,149,377	2,899,191	(250,186)
Norwegian Krone, Expiring 12/17/2008	7,577,800	1,075,001	1,121,157	46,156
Norwegian Krone, Expiring 12/17/2008	4,825,000	722,507	713,873	(8,634)
New Zealand Dollar, Expiring 12/17/2008	1,196,210	792,818	692,504	(100,314)
New Zealand Dollar, Expiring 12/17/2008	1,318,012	874,416	763,017	(111,399)
New Zealand Dollar, Expiring 12/17/2008	4,468,544	2,959,897	2,586,906	(372,991)
New Zealand Dollar, Expiring 12/17/2008	2,891,702	1,902,407	1,674,049	(228,358)
Swedish Krona, Expiring 12/17/2008	2,653,830	392,311	341,616	(50,696)
Swedish Krona, Expiring 12/17/2008	1,771,414	261,962	228,026	(33,936)
Swedish Krona, Expiring 12/17/2008	21,369,606	3,146,383	2,750,813	(395,570)
Swedish Krona, Expiring 12/17/2008	9,968,400	1,277,130	1,283,187	6,057
Swedish Krona, Expiring 12/17/2008	6,645,600	857,054	855,458	(1,596)
Swedish Krona, Expiring 12/17/2008	14,636,000	1,871,563	1,884,026	12,463
Sales:		**Proceeds ($)**		
Australian Dollar, Expiring 12/17/2008	1,734,760	1,383,358	1,147,764	235,594
Australian Dollar, Expiring 12/17/2008	2,241,000	1,503,487	1,482,706	20,781
Australian Dollar, Expiring 12/17/2008	1,239,300	865,899	819,954	45,945
Australian Dollar, Expiring 12/17/2008	2,065,500	1,408,881	1,366,590	42,291
Australian Dollar, Expiring 12/17/2008	1,176,600	841,992	778,470	63,522

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales (continued):				
Australian Dollar, Expiring 12/17/2008	2,059,050	1,440,923	1,362,323	78,600
Australian Dollar, Expiring 12/17/2008	91,750	63,050	60,704	2,346
Australian Dollar, Expiring 12/17/2008	305,000	189,969	201,796	(11,827)
Canadian Dollar, Expiring 12/17/2008	3,859,260	3,604,966	3,201,734	403,232
Canadian Dollar, Expiring 12/17/2008	86,000	71,057	71,348	(291)
Canadian Dollar, Expiring 12/17/2008	313,000	242,054	259,672	(17,618)
Japanese Yen, Expiring 12/17/2008	28,746,505	272,401	292,448	(20,047)
Japanese Yen, Expiring 12/17/2008	33,054,000	339,183	336,270	2,913
Total				**(1,758,238)**

At October 31, 2008, the cost of investments for federal income tax purposes was $168,890,748; accordingly, accumulated net unrealized depreciation on investments was $41,569,250, consisting of $1,112,880 gross unrealized appreciation and $42,682,130 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective on or about February 4, 2009 (the "Effective Date"), the fund will issue to each holder of its Class T shares, in exchange for said shares, Class A shares of the fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Class T shares. Thereafter, the fund will no longer offer Class T shares.

Effective on or about December 3, 2008, no investments for new accounts will be permitted in Class T of the fund, except that participants in certain group retirement plans will be able to open a new account in Class T of the fund, if the fund was established as an investment option under the plans before December 3, 2008. After the Effective Date, subsequent investments in the fund's Class A shares made by holders of the fund's Class T shares who received Class A shares of the fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Global Alpha Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Global Alpha Fund (one of the series comprising Advantage Funds, Inc.) as of October 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Global Alpha Fund at October 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 23, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 9.16% of the ordinary dividends paid during the fiscal year ended October 31, 2008 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,079,178 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2009 of the percentage applicable to the preparation of their 2008 income tax returns. Also, the fund hereby designates 61.70% of ordinary income dividends paid during the fiscal year ended October 31, 2008 as qualifying "interest related dividends". Also, the fund hereby designates $.0229 per share as a long-term capital gain distribution and $.1463 per share as a short-term capital gain distribution paid on December 28, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (65)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 167

——————————

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 58

——————————

David P. Feldman (69)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 36

————————

Ehud Houminer (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 63

————————

Gloria Messinger (79)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association
- Arbitrator for FINRA (formerly, National Association of Securities Dealers, Inc.)
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 36

Dr. Martin Peretz (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 36

———————

Anne Wexler (78)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• WETA-DC's Public TV and Radio Station, Vice Chairman

No. of Portfolios for which Board Member Serves: 50

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 77 investment companies (comprised of 167 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon and Secretary of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. She is 53 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Senior Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Managing Counsel of BNY Mellon, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 78 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (78 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 74 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Global Alpha Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Capital Management
Corporation
595 Market Street
Suite 3000
San Francisco, CA 94105

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: AVGAX	Class C: AVGCX	Class I: AVGRX
	Class T: AVGTX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6140AR1008